Exhibit 99.30

NOTICE

Annual General and Special Meeting of Shareholders

To be held on

Thursday, August 27, 2020 at 10 a.m. (Eastern Time)

at 995, Wellington Street, Suite 240

Montreal, QC H3C 1V3

Record Date: Monday, July 27, 2020

MANAGEMENT PROXY CIRCULAR

July 27, 2020

Pour recevoir l’avis de convocation à l’assemblée, la circulaire de sollicitation de procurations par la direction et le formulaire de procuration pour l’assemblée en français, prière de communiquer avec Mme Virginie Fortin, directrice, affaires juridiques et secrétaire corporative, par lettre adressée à Nouveau Monde Graphite Inc., 331, rue Brassard, Saint-Michel-des-Saints (Québec) J0K 3B0 ou par courriel à l’adresse suivante: vfortin@NouveauMonde.ca ou encore consulter lesdits documents sous le profil de la société sur le site Web de SEDAR à www.sedar.com.

TABLE OF CONTENTS

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	1

MANAGEMENT PROXY CIRCULAR	3

A. VOTING INFORMATION	3
PROXY SOLICITATION	3
NOMINATION OF PROXYHOLDERS	3
EXERCISE OF VOTING RIGHTS BY PROXYHOLDERS	4
RIGHT TO REVOKE PROXIES	4
SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS	5
QUORUM	6
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	6
VOTING SECURITIES AND PRINCIPAL HOLDERS	6

B. ITEMS ON MEETING AGENDA	7
PRESENTATION OF FINANCIAL STATEMENTS	7
ELECTION OF DIRECTORS	7
APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION	11
RENEWAL OF THE STOCK OPTION PLAN OF THE CORPORATION	11
APPROVAL OF THE FINANCING TRANSACTIONS OF THE CORPORATION	11

C. NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	22
OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	22
NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION, EXCLUDING COMPENSATION SECURITIES	25
STOCK OPTIONS AND OTHER COMPENSATION SECURITIES	26
STOCK OPTION PLAN	27
EMPLOYMENT AGREEMENTS	29
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	29
INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS	30

D. CORPORATE GOVERNANCE	30
GENERAL COMMENT	30
THE BOARD	30
DIRECTORSHIPS	30
ORIENTATION AND CONTINUING EDUCATION	30
ETHICAL BUSINESS CONDUCT	31
NOMINATION OF DIRECTORS	31
COMPENSATION	31
OTHER BOARD COMMITTEES	31
ASSESSMENTS	32
DIVERSITY	32

E. AUDIT COMMITTEE	33
THE AUDIT COMMITTEE’S CHARTER	33
COMPOSITION OF THE AUDIT COMMITTEE	33

- ii -

RELEVANT EDUCATION AND EXPERIENCE	33
AUDIT COMMITTEE OVERSIGHT	33
RELIANCE ON CERTAIN EXEMPTIONS	33
PRE-APPROVAL POLICIES AND PROCEDURES	33
EXTERNAL AUDITOR SERVICE FEES	34
EXEMPTION	34

F. OTHER INFORMATION	34
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	34
OTHER ISSUES TO BE CONSIDERED AT THE MEETING	34
ADDITIONAL INFORMATION	35
SHAREHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING	35
APPROVAL OF DIRECTORS	35
SCHEDULE A SHAREHOLDERS’ RESOLUTIONS CONCERNING THE RENEWAL OF THE STOCK OPTION PLAN OF THE CORPORATION	36
SCHEDULE B NOUVEAU MONDE GRAPHITE INC. 2018 STOCK OPTION PLAN	37
SCHEDULE C SHAREHOLDERS’ RESOLUTIONS CONCERNING THE FINANCING TRANSACTIONS	38
SCHEDULE D CHARTER OF THE AUDIT COMMITTEE OF THE BOARD	39

- iii -

NOUVEAU MONDE GRAPHITE INC.

  NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS

To the shareholders of Nouveau Monde Graphite Inc.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Nouveau- Monde Graphite Inc. (the “Corporation”) will be held at 995 Wellington Street, Suite 240, Montreal, QC H3C 1V3, on Thursday, August 27, 2020 at 10 a.m. (Eastern Time).

In order to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders arising from the ongoing public health concerns related to the coronavirus pandemic (“COVID-19”), and to comply with health and safety measures imposed by the federal and provincial governments, we are inviting shareholders to attend the meeting via visioconference. Participants are asked to register in advance of the Meeting and in any event prior to 10 a.m. on August 27, 2020. Participants will first need to register their email address to a Zoom account at: https://zoom.us/signup. Participants will then receive an activation email at the email address they registered. Participants must activate their account to register to the conference. Note that participants with a Zoom account do not need to register their email. Participants with a Zoom account can then attend the conference using the following URL: https://zoom.us/webinar/register/WN_WxIfYDI-Rh-kz9BUTAtbyA. Participants will be asked to enter their name, country and email address and will then receive the URL for the Meeting. A confirmation email with the URL and a phone number to join the Meeting will be sent to the participant’s registered email address. Shareholders will have an equal opportunity to participate at the meeting through this method regardless of their geographic location. Due to the risks associated with the COVID-19, we strongly urge shareholders not to attend the meeting in person, particularly if they are experiencing any of the COVID-19 symptoms identified by public health officials. We will also take additional precautionary measures in relation to the physical meeting to ensure the safety of all attendees, limiting access to essential personnel, registered shareholders and proxyholders entitled to attend and vote at the Meeting. As always, we encourage shareholders to vote their shares prior to the meeting.

The Meeting is being held for the following purposes:

1.	to receive the annual financial statements of the Corporation for the fiscal year ended December 31, 2019 and the independent auditor’s report thereon;

2.	to elect the following directors to serve for the ensuing year: Yannick Beaulieu, Daniel Buron, Eric Desaulniers, Arne H. Frandsen, Nathalie Jodoin, Marc Prud’homme, Pierre Renaud, and Christopher Shepherd;

3.	to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set the auditor’s compensation;

4.	to consider and, if deemed advisable, adopt a resolution (which is set out is Schedule “A” of the enclosed management proxy circular (the “Circular”) concerning the renewal of the stock option plan of the Corporation, the whole as described in the Circular;

5.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “C” of the Circular) to approve the creation of a new control person of the Corporation, being Pallinghurst Graphite Limited (“Pallinghurst”), as more particularly described in the Circular;

6.	to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “C” of the Circular) authorizing, among other things, the Corporation to issue to Pallinghurst a secured convertible bond in the principal amount of $15.0 million, as more particularly described in the Circular (the “Bond Transaction”);

7.	to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “C” of the Circular) authorizing, among other things, the Corporation to sell to Pallinghurst a 3.0% net smelter return royalty on the Matawinie graphite mining project, as more particularly described in the Circular (the “Royalty Transaction” and together with the Bond Transaction, the “Financing Transactions”); and

8.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Management proxy circular and proxy form for the Meeting are attached to this notice.

Montréal, Québec, July 27, 2020

By order of the board of directors,

(s) Virginie Fortin
Virginie Fortin
Legal Affairs Director and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a proxy form. If you are unable to be present in person at the Meeting, kindly complete, date and sign the enclosed proxy form and return it in the envelope provided for this purpose. To be used at the Meeting, the proxies must be received by mail by the transfer agent and registrar of the Corporation (AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6) no later than 10 a.m., Eastern Time, on Tuesday, August 25, 2020 or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the date and time to which the Meeting has been rescheduled if it has been adjourned or postponed. The shareholders may also exercise their voting rights (i) by facsimile machine to 416-368- 2502 or toll free for North America to 1-866-781-3111; (ii) by calling the toll-free number for Canada and the United States 1-888-489-7352; (iii) by scanning and sending it by email to proxyvote@astfinancial.com or (iv) by casting your vote online to the following website: www.astvotemyproxy.com.

If you are a non-registered holder of common shares and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instructions form or other instructions received from your financial intermediary to ensure that your common shares will be voted at the meeting.

MANAGEMENT PROXY CIRCULAR

A.	VOTING INFORMATION

PROXY SOLICITATION

This management proxy circular (the “Circular”) is provided in the context of a solicitation of proxies by the management of Nouveau Monde Graphite Inc. (the “Corporation” or “Nouveau Monde”) for the annual general and special meeting of shareholders (the “Meeting”) to be held on Thursday, August 27, 2020 at the place and time and for the purposes set forth in the foregoing notice of Meeting (the “Notice”) and at any adjournment thereof. In the Circular, unless otherwise indicated, the financial information set out is dated as at December 31, 2018 and December 31, 2019 while all other information set out is dated as at July 27, 2020. All dollar amounts indicated herein are stated in Canadian dollars.

While proxies will be mainly solicited by mail, certain directors, officers and employees of the Corporation may solicit them directly in person, by telephone, or by other means of electronic communication, but without additional compensation. The Corporation may also mandate an external proxy solicitation agency to help therewith. The cost of solicitation will be assumed by the Corporation, and it is not expected to be significant. Arrangements will also be taken with brokerage firms and other receivers, trustees and agents for the forwarding of proxy solicitation documents to the beneficial owners of the Corporation’s common shares in accordance with the provisions of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Regulation 54-101”).

Shareholders may exercise their rights by proxy, or by attending the Meeting. Kindly complete, date and sign the enclosed proxy form and return it in the envelope provided for this purpose. To be used at the Meeting, the proxies must be received by mail by the transfer agent and registrar of the Corporation (AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6) no later than 10:00 a.m., Eastern Time, on Tuesday, August 25, 2020 or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the date and time to which the Meeting has been rescheduled if it has been adjourned or postponed. The shareholders may also exercise their voting rights (i) by facsimile machine to 416-368-2502 or toll free for North America to 1-866-781-3111; (ii) by calling the toll- free number for Canada and the United States 1-888-489-7352; (iii) by scanning and sending it by email to proxyvote@astfinancial.com or (iv) by casting your vote online to the following website: www.astvotemyproxy.com.

NOMINATION OF PROXYHOLDERS

The persons named as proxyholders in the enclosed proxy form have been chosen by the board of directors of the Corporation (the “Board”). A shareholder entitled to vote at the Meeting has the right to appoint another person than the persons named in the enclosed proxy form to attend the Meeting and act on his, her or its behalf. To exercise this right, the shareholder must insert the name of that person in the space provided for that purpose in the proxy form. A person named as proxyholder need not be a shareholder of the Corporation, but must attend the Meeting to vote your common shares.The shareholder who is an individual must sign his or her name as it appears in the proxy form. If the shareholder is a corporation, the proxy form must be signed by a duly authorized officer or attorney of this corporation. Also, for the shareholder who is a corporate body, any individual accredited by a certified resolution of the directors or management of this corporate body may represent the latter at the Meeting and may apply all the shareholder’s powers, without a proxy.

If the common shares are registered in the name of an executor, administrator or trustee, these persons must sign the exact name appearing in the proxy form. If the common shares are registered in the name of a deceased shareholder or other holder, the name of the shareholder must be printed in block letters in the space provided for that purpose. The proxy form must be signed by the legal representative, who must print his or her name in block letters under his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to the proxy form.

In many cases, the common shares belonging to a beneficial owner are registered in the name of a securities broker, another intermediary or a clearing agency. Beneficial owners should carefully read the section of the Circular entitled “Special Voting Instructions for the Benefit of Beneficial Owners” of this heading and carefully follow the directions given by their intermediaries.

EXERCISE OF VOTING RIGHTS BY PROXYHOLDERS

For any item listed in the Notice, the persons named as proxyholders in the enclosed proxy form will exercise the voting rights attached to the common shares for which they have been nominated in accordance with the instructions received from the shareholders and including by means of a vote by show of hands or a ballot. If no specific instruction has been given by the shareholder, the voting rights attached to his or her common shares will be exercised in favour of adopting the items listed in the Notice. As of the date of the Circular, the directors of the Corporation have no knowledge of any amendment to the items listed in the Notice nor of any other item that may be brought before the Meeting in due form. If such amendments or new points were to be properly brought before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in the way they consider advisable, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH COMMON SHARES WILL BE VOTED:

(A)	FOR the election of the directors named herein;

(B)	FOR the appointment of the external auditors named herein and the authorization of the directors to fix their compensation;

(C)	FOR the adoption of a resolution (which is set out in Schedule “A” of the Circular) approving the renewal of the stock option plan of the Corporation;

(D)	FOR the adoption of a resolution (which is set out in Schedule “C” of the Circular) authorizing, among other things, the creation of a new control person of the Corporation, being Pallinghurst;

(E)	FOR the adoption of a resolution (which is set out in Schedule “C” of the Circular) authorizing, among other things, the Bond Transaction; and

(F)	FOR the adoption of a resolution (which is set out in Schedule “C” of the Circular) authorizing, among other things, the Royalty Transaction.

The closing of the Bond Transaction is conditional upon the closing of the Royalty Transaction, and the closing of the Royalty Transaction is conditional upon the closing of the Bond Transaction. Therefore, in the event that the Shareholders do not approve each of the creation of a new Control Person, the Bond Transaction and the Royalty Transaction, neither of the Bond Transaction or the Royalty Transaction will proceed. In that event, there is also no assurance that the Corporation would be able to find alternative financing to satisfy its working capital requirements and develop the Matawinie graphite property. In addition, the unsecured debt financing made available by Pallinghurst to the Corporation will mature by December 31, 2020 and there is no guarantee that the Corporation will be able to refinance such debt prior to its maturity on terms acceptable to the Corporation, or at all. Failure to close the Bond Transaction and the Royalty Transaction may therefore have a significant adverse impact on the Corporation and its shareholders.

RIGHT TO REVOKE PROXIES

The shareholder who grants a proxy is at liberty to revoke such proxy by filing a written notice of revocation, including another proxy form indicating a later date, signed by the shareholder or his or her proxyholder duly authorized in writing. If the shareholder is a corporate body, this written notice of revocation and proxy form must be signed by a duly authorized officer or representative. The document appointing a proxyholder results in the revocation of any previous document appointing another proxyholder.

The written notice of revocation as well as the proxy form must be deposited at the registered office of the Corporation located at 331 Brassard, Saint-Michel-des-Saints, Québec, J0K 3B0 at any time up to and including two business days preceding the day of the Meeting, or an adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or an adjournment thereof.

In light of the ongoing public health concerns related to the COVID-19 pandemic, the Corporation is urging shareholders not to attend the Meeting in person.

SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS

The information provided in this section is of considerable importance for many shareholders, because a large number of them hold common shares through securities brokers or their nominees and not in their own names. These shareholders (hereinafter “Beneficial Owners”) must be aware of the fact that only proxies filed by shareholders whose names appear in the Corporation’s ledger as registered holders of common shares may be recognized and may benefit from the right to vote at the Meeting. If the common shares are registered in a statement that is remitted to the shareholder by the broker, in almost all cases, these common shares will not be registered in the shareholder’s name in the Corporation’s ledger. These common shares will likely be registered in the name of the broker or its nominee. In Canada, the majority of these common shares are registered in the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.) which acts as a depository for a good number of Canadian brokerage firms. The voting rights attached to the common shares held by brokers or their nominees may be exercised only according to the Beneficial Owner’s specific instructions. Brokers and their nominees are prohibited from exercising the voting rights attached to the common shares of their clients without specific voting instructions. In order for their common shares to be voted at the Meeting, Beneficial Owners must make sure that their specific instructions concerning the exercise of the voting rights attached to their common shares are conveyed to the appropriate person well before the Meeting.

Pursuant to Regulation 54-101, intermediaries and brokers must obtain voting instructions from Beneficial Owners before a meeting of shareholders. Each intermediary and broker has its own rules concerning the mailing and forwarding of voting instruction forms (“VIFs”), meeting notices, proxy circulars as well as all other documents sent to shareholders for a meeting. These rules must be carefully followed by Beneficial Owners to ensure that the rights attached to their common shares can be exercised at the Meeting. The VIF remitted to Beneficial Owners by the intermediary or the broker is often the same form as the one remitted to registered shareholders; however, its sole purpose is to obtain instructions for the intermediary or the broker on how to exercise the voting rights on behalf of the Beneficial Owner. The majority of intermediaries or brokers now delegate the responsibility of obtaining voting instructions from their clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge provides VIFs and mails them to the Beneficial Owners, and asks them to return the VIFs to Broadridge, or to call its toll-free number to exercise the voting rights attached to their common shares, or to go to its web site at www.proxyvote.com to provide voting instructions. Broadridge then computes the results of all the voting instructions received and gives the appropriate instructions regarding the exercise of the voting rights attached to the common shares that will be represented at the Meeting. The Beneficial Owner who receives a VIF from Broadridge may not use such VIF to exercise the voting rights attached to his or her common shares directly at the Meeting. The VIF must be returned to Broadridge 48 hours before the Meeting so that the voting rights attached to the common shares can be exercised at the Meeting.

While a Beneficial Owner cannot be recognized directly at the Meeting for the purpose of exercising the voting rights attached to the common shares registered in the name of his or her broker or his or her broker’s nominee, the Beneficial Owner may attend the Meeting as proxyholder for the registered shareholder and may, in this capacity, exercise the voting rights attached to the common shares. The Beneficial Owner wishing to attend the Meeting and indirectly exercise the voting rights attached to his or her common shares as proxyholders for the registered shareholder must enter his or her own name in the space provided in the VIF and return it to his or her broker (or his or her broker’s nominee) in accordance with the instructions provided by the broker (or broker’s nominee) before the Meeting. The Beneficial Owner can also write the name in the space provided in the VIF of someone else whom he or she wishes to attend the Meeting and vote on his or her behalf. Unless prohibited by law, the person whose name is written in the space provided in the VIF will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in the VIF or the Circular. The Beneficial Owner may consult a legal advisor if he or she wishes to modify the authority granted to that person in any way.

According to Regulation 54-101, the Corporation distributed copies of the Notice, the Circular and the VIF (collectively, the “Meeting Materials”) to clearing agencies and intermediaries for onward distribution to non- objecting Beneficial Owners. The Corporation will pay for the distribution of Meeting Materials to objecting Beneficial Owners.

As permitted under Regulation 54-101, the Corporation has used a non-objecting Beneficial Owners list to send the Meeting Materials to the owners whose names appear on that list.

The Meeting Materials were sent to both registered and non-registered owners of the common shares. If you are a non-registered owner, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for i) delivering these materials to you, and ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

QUORUM

Under the Corporation’s general by-laws, the quorum is present, irrespective of the number of persons actually present at the meeting, if the holders of common shares entitled to more than ten per cent (10%) of the votes which may be cast at such meeting are present in person or represented by proxy.

The quorum must be reached at the opening of the shareholder meeting so that it is regularly constituted even if the quorum is not maintained during the course of such meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, no proposed nominee for election as a director of the Corporation, neither any associate or affiliate of any such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any items on the Meeting agenda, except for the renewal of the stock option plan of the Corporation (the “Plan”) and the Financing Transactions.

Given that the Corporation’s directors and executive officers are qualified as eligible participants under the Plan and certain of them currently hold stock options which shall be governed by the Plan should it be implemented, they have an interest that the resolution concerning the adoption of the Plan be adopted by the shareholders of the Corporation.

Messrs. Frandsen and Shepherd are directors and/or officers of Pallinghurst or one of its affiliates, which has an interest in the Financing Transactions. Pallinghurst currently owns, or exercises control or direction over, approximately 19.99% of the outstanding common shares of the Corporation. If the Financing Transactions are approved, the Corporation will issue to Pallinghurst a secured convertible bond in the principal amount of $15 million and the Corporation will also sell to Pallinghurst a 3.0% net smelter return on the Matawinie graphite mining project.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital is made up of an unlimited number of common shares without par value. As of July 24, 2020, 261,932,814 common shares were issued and outstanding. The holders of common shares have the right to vote at any shareholder meeting. Only shareholders registered in the Corporation’s ledger at the close of business on July 27, 2020 have the right to receive the Notice. They also have the right to vote at the Meeting and any adjournment thereof, if they are present or represented by proxyholder.

All matters proposed before the Meeting require approval by a majority of votes cast by shareholders, provided that the resolutions to approve the creation of a new control person of the Corporation, being Pallinghurst, and approving the Bond Transaction and the Royalty Transaction, require approval by a simple majority of the votes of the disinterested shareholders of the Corporation (thereby excluding Pallinghurst as an interested party, the “Disinterested Shareholders”), as represented at the Meeting. 52,350,000 common shares held by Pallinghurst, representing 19.9% of the issued and outstanding common shares of the Corporation, will be excluded from the votes requiring approval from the Disinterested Shareholders.

To the knowledge of the Corporation’s directors or executive officers, no person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than: (i) Pallinghurst, the beneficial owner of 52,350,000 common shares representing 19.9% of the issued and outstanding common shares of the Corporation; and (ii) Investissement Québec, the beneficial owner of 35,000,001 common shares representing 13,36% of the issued and outstanding common shares of the Corporation.

B.	ITEMS ON MEETING AGENDA

PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s annual financial statements for the fiscal year ended December 31, 2019 and the independent auditor’s report thereon will be presented to the Meeting but will not be subject to a vote.

ELECTION OF DIRECTORS

The Corporation’s articles of amalgamation specify that the Board may be composed of a minimum of three and a maximum of 15 directors. The Corporation’s general by-laws specify that the directors are elected annually by the shareholders. Each director so elected shall hold office until the next annual general meeting of the shareholders of the Corporation, unless he shall resign or his office becomes vacant by death, removal or other cause.

The Corporation’s management deems that all nominees will be capable of acting as directors. The Corporation’s management has not been notified of any nominee who no longer wishes to serve in this capacity. The proxy form or the VIF do not grant a discretionary power to elect a director of the Corporation unless a proposed nominee is designated in the Circular.

The Board proposes the following eight individuals as nominees for directorship:

Yannick Beaulieu

Daniel Buron

Eric Desaulniers

Arne H. Frandsen

Nathalie Jodoin

Marc Prud’homme

Pierre Renaud

Christopher Shepherd

Unless the shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the election of the nominees for directorship listed above.

The following table provides certain information concerning each nominee for directorship: name, province, country of residence and position held with the Corporation. It also provides the current members of the Audit Committee, the Compensation and Human Resources Committee and the Governance and Sustainable Development Committee of the Corporation, the month and year in which the nominee became a director of the Corporation, his or her current principal occupation, business or employment and the number of securities of each class of voting securities of the Corporation that he or she beneficially owns, controls or directs, directly or indirectly, as at the date of the Circular.

NAME, PROVINCE AND COUNTRY OF RESIDENCE	POSITION	PRINCIPAL OCCUPATION FOR LAST FIVE YEARS	NUMBER OF CORPORATION’S SECURITIES OWNED, CONTROLLED OR DIRECTED
Yannick Beaulieu Québec, Canada Independent	Director of the Corporation since February 2017 Chairman of the Audit Committee Member of the Governance and Sustainable Development Committee

Mr. Yannick Beaulieu is a Chartered Professional Accountant (CPA, CA) since 2012. He holds a bachelor’s degree in administration (accounting) and a master’s degree in business administration (MBA) from the Université du Québec à Trois-Rivières. He held the position of auditor in a few accounting firms, including his own, for seven years and then Mr. Beaulieu accepted the position of Controller and then Chief Financial Officer for Verval Ltée, a corporation specializing in building envelope in the region of Gatineau / Ottawa. He holds this position since June 2015. From January 2011 to December 2015, Mr. Beaulieu was a part-time Accounting Lecturer with Université du Québec en Outaouais. He was also accountant of his chartered professional accountant corporation, Y. Beaulieu CPA Inc., from June 2012 to May 2015.

212,000 common shares

Daniel Buron Québec, Canada Independent	Director of the Corporation since September 2019 Member of the Audit Committee and the Compensation and Human Resources Committee	Since 2004, Mr. Buron has served as Senior Vice-President and Chief Financial Officer of Domtar Corporation (NYSE:UFS) and Domtar Inc. Before joining Domtar in 1999, he held various finance positions with a leading firm in the commercialization and development of IT applications, solutions and tools as well as with one of the big four international accounting firms. Mr. Buron has more than 30 years of experience in finance. He is a member of the Québec Chartered Professional Accounting (CPA) order and a member of the Institute of Corporate Directors (ICD). He currently sits on the board of McGill University Health Center Foundation and served, until June 2020, on the board of SEMAFO, a TSX listed company.	Nil

Eric Desaulniers Québec, Canada Not independent	President, Chief Executive Officer and Director of the Corporation since December 2012 Chairman of the Board of Directors	Mr. Eric Desaulniers is a professional geologist (Ordre des géologues du Québec #935) with a specialization in geophysics. He holds a bachelor’s degree in geology and a master in geophysics from the Université Laval, Québec. As a Project Manager for the world-leading geophysical corporation Sander Geophysics Limited, from September 2006 to November 2011, he managed numerous international large scale interpretation and data acquisition projects in the Middle East, in Central and North African countries, and in North America for major clients like the British Geological Survey, Saudi Aramco, the Moroccan Government, the Bureau de Recherches Géologiques et Minières (BRGM) (France) and Shell. In 2007, Mr. Desaulniers participated in an expedition to the North Pole in the Canadian Arctic with the Columbia University in the city of New York. Since September 2008, he offers geological and geophysical services to the mineral industry. Prior to his career in the mining sector, Mr. Desaulniers served from January 2000 to June 2007 as an Infantry Officer in the Canadian Armed Forces where he specialized in leadership instruction, advanced negotiation training and project management.	1,734,000 common shares(1)

Arne H.Frandsen Geneva, Switzerland Not independent(2)	Director of the Corporation since May 2019 Chairman of the Compensation and Human Resources Committee Deputy Chairman of the Board of Directors	Mr. Arne H. Frandsen is the Co-Managing Partner of The Pallinghurst Group. Mr. Frandsen has a LL.B and Master in Law from Copenhagen University. He has over 10 years of investment banking experience with Goldman Sachs and JPMorgan, providing strategic advice and structuring mergers and acquisitions, as well as corporate finance transactions for clients in 30 different countries. In 2005, Mr. Frandsen left investment banking in order to become the Chief Executive Officer of Incwala Resources, one of South Africa’s leading black economic empowerment mining companies. Mr. Frandsen was one of the founders of The Pallinghurst Group in 2006 and has been instrumental in the group’s development. In addition, he is the Chairman of Sedibelo Platinum Mines.	Nil

NAME, PROVINCE AND COUNTRY OF RESIDENCE	POSITION	PRINCIPAL OCCUPATION FOR LAST FIVE YEARS	NUMBER OF CORPORATION’S SECURITIES OWNED, CONTROLLED OR DIRECTED
Nathalie Jodoin Québec, Canada Independent	Director of the Corporation since January 2016 Member of the Compensation and Human Resources Committee and the Governance and Sustainable Development Committee

Ms. Nathalie Jodoin has over 20 years of experience in the field of intellectual property. She was awarded a bachelor in metallurgical engineering, material science from École Polytechnique de Montréal in 1985 and a bachelor in civil law (BCL) from the Université de Montréal in 1989. Member of the Ordre des ingénieurs du Québec, she was called to the Québec Bar in 1990. She is also a registered patent agent in Canada and in the United States since 1998. Since April 2002, Ms. Jodoin is a partner of the firm ROBIC, LLP (“ROBIC”) and from April 2004 to February 2019, she was a member of its Managing Committee. ROBIC is an internationally renowned firm of professionals including lawyers, scientists and engineers specializing in intellectual property and business law.

470,000 common shares(3)

Marc Prud’homme Québec, Canada Independent	Director of the Corporation since February 2017 Member of the Governance and Sustainable Development Committee

Mr. Marc Prud’homme graduaded in 1983 from the Université Laval, Québec with a bachelor’s degree and a license in pharmacy. He was consequently involved in the development of Familiprix, a Canadian group of independent pharmacists, from January 1989 to July 2013. Since February 2015, he owns and participates to the development of L’Auberge du Lac Taureau, a luxury resort. As an experienced business administrator, he ensures the touristic and property development of this institution and thus participates to the reputation of Saint-Michel-des- Saints as a tourism destination.

Nil

Pierre Renaud Québec, Canada Independent	Director of the Corporation since February 2017 Lead Independent Director Chairman of the Governance and Sustainable Development Committee

Mr. Pierre Renaud, counsel and head of the Environmental Law Group for the Québec region at McCarthy Tetrault LLP, has 33 years of experience in environmental law. He acts as a strategic advisor to clients and provides guidance from the earliest project stages on matters such as sustainable development, social acceptability, the environmental authorization process, consultation and public participation processes. He is also a director of Canadian Metals Inc., a mining development corporation and supplier of silica and silicon alloy. As former president of the BAPE from 2007 to 2012, he was in charge of appointing and monitoring over 40 commissions of inquiry (public hearings / mediation), in addition to managing and tabling reports with Québec’s environment minister on a variety of specific initiatives. Early in his career, he was a legal counsel for the Québec Ministry of the Environment and Hydro- Québec. In parallel with his professional activities, and for more than 10 years he taught in the master’s program the environmental law at Université de Sherbrooke and in the bachelor’s program at Université du Québec à Montréal. In addition to co-authoring two books on mediation, he has written several articles and reports and given more than 120 talks and presentations on topics related to the environment and sustainable development. Admitted to the Québec Bar in 1987, Mr. Renaud has a master’s degree in public administration.

33,400 common shares

Christopher Shepherd London, England Not Independent(4)	Director of the Corporation since May 2019 Member of the Audit Committee	Mr. Christopher Shepherd is a Managing Director and the Head of Corporate Finance of The Pallinghurst Group. He is a Chartered Accountant (CA) since 2002 and holds a bachelor’s degree in Applied Finance and Commerce from Macquarie University, in Sydney, Australia. Mr. Shepherd has 20 years of experience in private equity, investment banking and accounting, with a focus on the natural resources industry and mining operations. He has been with The Pallinghurst Group for 10 years, spearheading the execution team for most of its investments.	Nil

Note:

(1)	Mr. Desaulniers holds personally 1,063,000 common shares and 671,000 common shares through ED EXPLORATION INC., a corporation controlled by Mr. Desaulniers and of which he is the sole director and officer.

(2)	Mr. Frandsen is a director of Pallinghurst, the holder of 52,350,000 common shares representing 19.9% of the common shares of the Corporation.

(3)	Ms. Jodoin holds 470,000 common shares through Casolo Inc., a corporation controlled by Ms. Jodoin and of which she is the sole director and officer.

(4)	Mr. Shepherd is a director nominee of Pallinghurst, the holder of 52,350,000 common shares representing 19.9% of the common shares of the Corporation.

To the knowledge of the members of the Board and based on the information provided by the nominees for directorship, none of these nominees:

(A)	is, as at the date of the Circular, or has been, within ten years before this date, a director, chief executive officer or chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:

i.	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee exercised these duties;

(B)	is, as at the date of the Circular, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while that nominee was acting in that capacity, or within a year of that nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(C)	has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee;

(D)	has been imposed any penalties or sanctions by a court pursuant to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been imposed any penalties or sanctions by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a nominee for directorship.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”) revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Eric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers, and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION

Raymond Chabot Grant Thornton L.L.P. has been the external auditor of the Corporation from October 29, 2015 to December 22, 2017, at which time it was succeeded by PricewaterhouseCoopers LLP (“PWC”).

The Audit Committee and the Board propose the appointment of PWC as external auditor until the Corporation’s next annual meeting of shareholders. To be validly adopted, the resolution concerning the appointment of PWC must be adopted by a simple majority of the votes cast by the shareholders present or represented by proxyholders at the Meeting. The shareholders’ approval will also authorize the Board to set the external auditor’s compensation.

Unless the shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the appointment of PWC as the external auditor of the Corporation until the adjournment of the next annual meeting of shareholders and authorize the directors to set its compensation.

RENEWAL OF THE STOCK OPTION PLAN OF THE CORPORATION

During the Meeting, the shareholders of the Corporation will be invited to consider and, if deemed advisable, adopt a resolution, the text of which is set out in Schedule “A” of the Circular, concerning the renewal of the Plan.

Under the Plan, a maximum of 10% of the issued common shares of the Corporation being outstanding from time to time will be reserved for the grant of stock options. On this basis, the Plan will operate as a “rolling plan”, as defined under the policies of the TSX Venture Exchange (“TSXV”), which shall be approved on an annual basis by the shareholders of the Corporation. For a summary of the principal terms of the Plan, please refer to section “Stock Option Plan” of this Circular. No changes were made to the Plan submitted to the shareholders for approval at the meeting held for fiscal year ended December 31, 2018. The text of the Plan is attached as Schedule “B” of the Circular.

The Board believes that the renewal of the Plan is in the interest of the Corporation and its shareholders and, accordingly, recommends that shareholders vote for the adoption of the resolution, the text of which is set out in Schedule “A” of the Circular. To be validly adopted, such resolution must be adopted by a simple majority of the votes cast by the shareholders present or represented by proxyholder at the Meeting.

Unless the shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the adoption of the resolution, the text of which is set out in Schedule “A” of the Circular.

APPROVAL OF THE FINANCING TRANSACTIONS OF THE CORPORATION

During the Meeting, the Disinterested Shareholders of the Corporation will be invited to consider and, if deemed advisable, adopt ordinary resolutions, the text of which is set out in Schedule “C” of the Circular, to authorize the creation of a new control person of the Corporation for the purposes of the rules of the TSXV, being Pallinghurst, and to authorize each of the Bond Transaction and the Royalty Transaction.

BACKGROUND – 2019 PALLINGHURST TRANSACTION

On April 2, 2019, the Corporation and Pallinghurst entered into a subscription agreement by which Pallinghurst agreed to purchase 43,825,000 common shares on a private placement basis (the “2019 Private Placement”) then representing approximately 19.9% of the issued and outstanding common shares on a non-diluted basis. In connection with the 2019 Private Placement, the Corporation and Pallinghurst agreed to work together to determine and negotiate the most appropriate equity funding plan for the entire capital required to bring the Corporation’s Matawinie project into production.

Pallinghurst is part of The Pallinghurst Group, a leading strategic investor in the global metals and mining sector with significant development, operational and financial expertise in mining. For the past 12 years, Pallinghurst has put US$2 billion of equity capital to work in a number of mining projects. As a hands-on investor, Pallinghurst seeks to act as a catalyst for developing and the unlocking of value for the benefit of all stakeholders. Pallinghurst’s investors consist of blue-chip family offices, sovereign wealth funds, as well as specialised mining investors.

As part of the 2019 Private Placement, the Corporation and Pallinghurst also entered into an investment agreement on April 2, 2019 (the “2019 Investment Agreement”) which provides for the following rights and obligations, remaining in effect as of the date hereof:

(A)	Pallinghurst is entitled to nominate two directors to the Board of directors provided that Pallinghurst retains a minimum ownership of at least 10% of the issued and outstanding common shares;

(B)	Pallinghurst has been granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its 19.99% ownership, which continue, subject to certain exceptions, for up to two years from closing of the 2019 Private Placement; and

(C)	Pallinghurst has agreed to a lock-up restriction pursuant to which it shall not dispose of its common shares until the second anniversary of the closing of the 2019 Private Placement, or earlier upon certain events set out in the 2019 Investment Agreement.

On May 28, 2019, in accordance with the Investment Agreement, the Corporation announced the appointment of two new members to its Board: Mr. Arne H. Frandsen, Co-Managing Partner of Pallinghurst, and Mr. Christopher Shepherd, Managing Director and Head of Corporate Finance of Pallinghurst.

Following the 2019 Private Placement, the Corporation completed a private placement of approximately $10 million, and Pallinghurst maintained its participation of 19.9% by subscribing to 8,525,000 common shares of the Corporation for a subscription price of approximately $2 million. In June 2019, Pallinghurst also advanced $2 million to the Corporation by way of a promissory note which bears interest at a rate of 9% per year and had an initial maturity date of June 27, 2020. On March 19, 2020, the Corporation announced that the maturity date of the promissory note was extended to December 31, 2020.

BACKGROUND – 2020 FINANCING TRANSACTIONS

The Corporation has entered into the Financing Transactions with Pallinghurst in order to fund the next phase of the development of the Matawinie graphite property and its working capital requirements. The requirement for additional project development finance has come in the midst of the Covid-19 pandemic which has resulted in severe market disruptions for junior development-stage mining companies.

As part of its review of financing opportunities, the Corporation had several discussions with Pallinghurst and with other potential sources of financing. On March 19, 2020, as the Covid-19 pandemic was rapidly evolving, Pallinghurst reinforced its commitment to the Corporation by extending the maturity date of the existing $2 million unsecured financing provided in June 2019, as well as extending an additional $2 million on the same favourable terms to the Corporation. Both promissory notes require repayment by December 31, 2020

Discussions among the Corporation and Pallinghurst continued in order to explore longer-term financing structures given, in particular, the upcoming maturity at the end of 2020 of the unsecured debt financing provided by Pallinghurst in the aggregate amount of $4 million plus accrued interest. This was considered advantageous as it would result in no dilution to equity shareholders and would strengthen the Corporation’s balance sheet.

Pallinghurst and the Corporation exchanged proposed terms with respect to the grant by the Corporation of a net smelter royalty (NSR) or stream over the Matawinie graphite property, the purchase price of which would be paid by way of setoff against the amounts owed under such unsecured debt financing.

As such discussions were pursued, Pallinghurst also proposed to the Corporation additional financing options to secure the development of the Matawinie project by way of secured debt which would be convertible into common shares of the Corporation, which led to the negotiation and settlement of the terms of the Financing Transactions.

TSXV RULES – CREATION OF A NEW CONTROL PERSON

At the Meeting, Disinterested Shareholders will be asked to consider and if deemed advisable, to adopt an ordinary resolution to approve the creation of a new Control Person of the Corporation.

Under the rules of the TSXV, a Control Person is created when:

(A)	a person holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer; or

(B)	a person holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

Pallinghurst currently owns 52,350,000 common shares representing approximately 19.9% of the issued and outstanding common shares. Assuming the conversion in whole of the Bond, Pallinghurst would own 127,350,000 common shares representing 37.8% of the issued and outstanding common shares. In addition, assuming the conversion in whole of the Bond and the exercise in full of the common share purchase warrants of the Corporation (the “Warrants”), the Corporation would receive additional proceeds of $16.5 million upon exercise of the Warrants and Pallinghurst would own 202,350,000 common shares representing 49.1% of the issued and outstanding common shares.

In such circumstances, Pallinghurst will become a Control Person of the Corporation for the purposes of the rules of the TSXV.

For the reasons further described below, the Board recommends that Disinterested Shareholders approve the creation of the new Control Person of the Corporation which could result by the conversion of the Bond (principal and/or interest) or exercise of the Warrants by Pallinghurst.

RELATED PARTY TRANSACTIONS – MI 61-101 AND TSXV POLICY 5.9

Pallinghurst owns approximately 19.9% of the outstanding voting securities of the Corporation. As such, pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and Policy 5.9 – Protection of Minority Security Holders in Special Transactions of the TSXV, Pallinghurst is a “related party” of the Corporation (the “Related Party”) and the Financing Transactions are “related party transactions”. Unless exemptions are available, such transactions are subject to the Disinterested Shareholders’ approval and formal valuation requirements set out in MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties) and formal valuations in certain circumstances.

The Corporation is exempt from the requirements to obtain a formal valuation for the Financing Transactions pursuant to section 5.5(b) of MI 61-101, as the common shares of the Corporation are not listed on any of the specified markets set out in MI 61-101.

In order to close the Financing Transactions, the Corporation is required under MI 61-101 and TSXV Policy 5.9 to obtain the approval of the Disinterested Shareholders as the fair market value of the consideration for the Financing Transactions exceeds 25% of the Corporation’s market capitalization.

In determining Disinterested Shareholders’ approval, the Corporation is required to exclude the votes attached to the common shares that, to the knowledge of the Corporation, or any interested party or their respective directors or senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by “interested parties”, and their “related parties” or “joint actors”, as such terms are defined in MI 61-101 or the rules of the TSXV, as applicable. Thus, at the Meeting, the common shares held by Pallinghurst and any of its related parties (collectively, the “Excluded Parties”) will be excluded for the purposes of determining the Disinterested Shareholders’ approval. 52,350,000 common shares held by Pallinghurst, representing 19.9% of the issued and outstanding common shares of the Corporation, will be excluded from the votes requiring approval from the Disinterested Shareholders.

INDEPENDENT REVIEW BY THE BOARD

Since two of the directors of the Corporation, namely Mr. Arne H. Frandsen and Mr. Christopher Shepherd are also directors and/or officers of Pallinghurst or one of its affiliates, the Board reviewed the Financing Transactions in meetings excluding Mr. Frandsen and Mr. Shepherd, with a view to review, negotiate and approve the Financing Transactions with fairness and with the best interests of the Corporation in mind.

The Corporation also retained the services of Stikeman Elliott LLP as its legal counsel.

The Board met on several occasions to discuss financing requirements and potential financing alternatives for the Corporation.

On July 8, 2020, the Board (excluding Mr. Frandsen and Mr. Shepherd as interested directors) met to review the proposed terms of the Bond Transaction and the Royalty Transaction.

The Board has reviewed the terms of the Bond Transaction and the Royalty Transaction, as well as the grant of security to Pallinghurst to secure the Bond, and has also taken into consideration all other relevant matters, including the reasons and factors described below.

On July 14, 2020, the Board (excluding Mr. Frandsen and Mr. Shepherd as interested directors) approved the drafts of the convertible bond subscription agreement (the “Subscription Agreement”), form of Bond, form of Warrant, Royalty Purchase Agreement and Royalty Agreement, and has unanimously determined that the Bond Transactions and the Royalty Transactions are in the best interests of the Corporation.

Reasons for the Board Recommendations

The reasons that the disinterested members of the Board took into consideration as part of their review of the Bond Transaction and the Royalty Transaction, and the benefits that the Corporation expects to receive from the Bond Transaction and the Royalty Transaction, include the following:

(A)	The Bond Transaction will provide significant funding in the short-term and medium-term to advance the development of the Matawinie graphite property and fund working capital requirements;

(B)	The Bond Transaction will materially improve the Corporation’s financial position, thereby allowing the Corporation to be in a better position to move towards the next stages of its development and obtain further financing towards the development of the Matawinie graphite property;

(C)	Through the combination of the Bond Transaction and the Royalty Transaction, the balance sheet of the Corporation will be significantly strengthened;

(D)	The Royalty Transaction will address the upcoming debt maturities under the unsecured financing from Pallinghurst in the amount of $4 million, plus accrued interest, which would otherwise be due by the end of 2020;

(E)	The Royalty Transaction will not result in any dilution to equity shareholders;

(F)	The Corporation currently has significant accounts payable. Failure to obtain financing in the short term may result in suppliers ceasing to provide materials or services to the Corporation, which would have an adverse impact on the Corporation and ultimately its shareholders;

(G)	The financial terms of the Royalty compare favourably to certain comparable royalty transactions which the independent members of the Board have considered as part of their review;

(H)	Pallinghurst, as the Corporation’s largest shareholder and holder of a Royalty which will become payable only once the Matawinie graphite project reaches the production phase, will have an increased vested long-term interest in the development of the Matawinie graphite property, which will align its interest even more closely with those of the Corporation and all of its shareholders. Pallinghurst is an engaged shareholder with significant financing capacity, which the independent members of the Board expect will continue to assist the Corporation in the development of the Matawinie graphite property;

(I)	Pallinghurst has agreed to a lock-up restriction pursuant to which it may not sell or otherwise dispose of its common shares of the Corporation for a period of twelve (12) months from the completion of the closing, thereby aligning its interests with that of the other shareholders and extending its existing lock-up agreement which would have expired in April 2021.

Recommendation of the Disinterested Members of the Board

Accordingly, the members of the Board (other than Mr. Frandsen and Mr. Shepherd as interested directors, which excluded themselves from the deliberations and vote) recommend that Disinterested Shareholders vote for the adoption of the resolutions, the texts of which is set out in Schedule “C” of the Circular, approving the creation of a new control person of the Corporation for the purposes of the TSXV, being Pallinghurst, and approving the Bond Transaction and the Royalty Transaction.

To be effective, the resolutions must be approved by a majority of the votes cast by Disinterested Shareholders present in person or represented by proxy at the Meeting. Accordingly, the disinterested members of the Board are recommending that the Disinterested Shareholders vote FOR the approval such resolutions. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the approval of the resolutions approving the creation of a new control person of the Corporation for the purposes of the TSXV, being Pallinghurst, and approving the Bond Transaction and the Royalty Transaction.

The closing of the Bond Transaction is conditional upon the closing of the Royalty Transaction, and the closing of the Royalty Transaction is conditional upon the closing of the Bond Transaction. Therefore, in the event that the Shareholders do not approve each of the creation of a new Control Person, the Bond Transaction and the Royalty Transaction, neither of the Bond Transaction or the Royalty Transaction will proceed. In that event, there is also no assurance that the Corporation would be able to find alternative financing to satisfy its working capital requirements and develop the Matawinie graphite property. In addition, the unsecured debt financing made available by Pallinghurst to the Corporation will mature by December 31, 2020 and there is no guarantee that the Corporation will be able to refinance such debt prior to its maturity on terms acceptable to the Corporation, or at all. Failure to close the Bond Transaction and the Royalty Transaction may therefore have a significant adverse impact on the Corporation and its shareholders.

SUMMARY OF BOND TRANSACTION

In connection with the Bond Transaction, the Corporation entered into the “Subscription Agreement” with Pallinghurst pursuant to which the Corporation will issue to Pallinghurst a secured convertible bond (the “Bond”) in the principal amount of $15.0 million.

At the Meeting, Disinterested Shareholders will be asked to consider and if deemed advisable, to adopt an ordinary resolution to approve the Bond and the issuance of the Bond pursuant to the Subscription Agreement.

Set forth below is a summary of certain of the material terms and conditions of the Subscription Agreement, Bond and Amended and Restated Investment Agreement. This summary is not exhaustive of all of the terms and conditions of the Bond Transaction. A complete copy of the Subscription Agreement, together with the form of Bond and Amended and Restated Investment Agreement, is available under the Corporation’s profile at www.sedar.com.

The TSXV provided its conditional acceptance to the Bond Transaction on July 15, 2020.

Subscription Agreement

The Subscription Agreement provides that Pallinghurst will purchase the Bond from the Corporation and the Corporation will issue and sell the Bond for a principal amount of $15 million (the “Principal Amount”).

The Corporation will use the proceeds of the Bond Transaction for the development of the Matawinie graphite property and general working capital purposes of the Corporation. This is expected to include on-going permitting and engineering of the Matawinie graphite property, the development of value-added products tailored for lithium- ion batteries, the construction and operation of the demonstration plant and general working capital purposes.

Under the Subscription Agreement, the Corporation will, concurrently with the issuance of the Bond, issue to Pallinghurst Warrants, pursuant to which Pallinghurst will be entitled to acquire 75,000,000 common shares, subject to customary anti-dilution clauses, at an exercise price of $0.22 per Warrant for a period of 36 months from the issuance date of the Warrant. The Warrants (and the underlying common shares) will be subject to a hold period of four months from the date of issuance of the Warrants in accordance with applicable Canadian securities laws.

Covenants of the Corporation

The Subscription Agreement also contains a number of covenants made on the part of the Corporation. These include, among others, covenants as to taking all necessary action to permit the creation, issuance and delivery by the Corporation of the Bond; maintenance by the Corporation of its status as a “reporting issuer”; maintenance of the listing of the common shares of the Corporation on the TSXV; and using commercially reasonable efforts to obtain the Disinterested Shareholders approval.

The Subscription Agreement also contains representations and warranties made by the Corporation in favour of Pallinghurst.

Closing Conditions

The closing of the Bond Transaction is subject to certain closing conditions, including

(A)	the accuracy of the representations and warranties of the Corporation made in the Subscription Agreement;

(B)	the absence of a material adverse effect with respect to the Corporation;

(C)	the receipt of all necessary regulatory and other approvals, including approval of the TSXV;

(D)	the delivery of all closing documents required by the Subscription Agreement;

(E)	the closing of the Royalty Transaction;

(F)	no regulatory action or proceeding enjoining, restricting or prohibiting the Bond Transaction; and

(G)	the 5-day VWAP of the common shares of the Corporation on the TSXV shall not be 50% or more below the Conversion Price of $0.20 per Common Share.

If any of such conditions precedent shall not be complied with, or waived by Pallinghurst, on or before September 15, 2020, then Pallinghurst may rescind and terminate its obligations to purchase the Bond pursuant to the Subscription Agreement.

In the event that the Subscription Agreement is terminated by Pallinghurst as a result of any condition precedent (other than conditions b) – Absence of material adverse effect and g) - 5-day VWAP 50% below Conversion Price) not being satisfied, or waived by Pallinghurst, prior to September 15, 2020, the Corporation will be required to pay to Pallinghurst an amount equal to $450,000 as a reimbursement for Pallinghurst’s capital commitment under the Bond Transaction.

Amended and Restated Investment Agreement

Upon closing of the Bond Transaction, the Amended and Restated Investment Agreement will be entered into to amend the existing Investment Agreement.

The Amended and Restated Investment Agreement will provide that Pallinghurst will be entitled to nominate three (3) nominees to the Board so long as its holds (on an as-converted basis assuming the conversion of the Bond) more than 20% of the issued and outstanding common shares. In the event Pallinghurst holds less than 20% of the issued and outstanding common shares but greater than 10% of the issued and outstanding common shares (in each case on an as-converted basis assuming the conversion of the Bond), Pallinghurst shall be entitled to nominate two (2) directors to the Board. Pallinghurst shall no longer be entitled to nominate any director once its as-converted ownership falls below 10% of the issued and outstanding common shares.

Under the Amended and Restated Investment Agreement, Pallinghurst has agreed to a lock-up restriction pursuant to which it shall not sell or otherwise dispose of its common shares in the capital of the Corporation for a period of twelve (12) months following closing of the Financing Transactions. Pallinghurst will also be granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its ownership in shares of the Corporation on an as-converted basis. Such anti-dilution rights will be in force for twelve (12) months following the closing of the Financing Transactions.

If Pallinghurst’s as-converted ownership falls below 10%, the Corporation and Pallinghurst shall cease to have any rights and obligations with respect to the anti-dilution rights granted under the Amended and Restated Investment Agreement.

The Bond

Interest; Maturity

The Principal Amount under the Bond will bear interest at a rate per annum of 15%, compounded daily on each calendar quarter commencing on the closing date of the Bond Transaction and payable annually commencing on December 31, 2020. Accrued interest under the Bond will be capitalized quarterly and added to the Principal Amount unless the Corporation elects to settle any accrued interest with Pallinghurst at the end of a given calendar quarter, otherwise the annual payment of any interest shall be done in cash or in shares at the Corporation’s discretion. The Principal Amount, together with all accrued and unpaid or uncapitalized interest thereunder, will become payable on the date that is 36 months following the issuance of the Bond (the “Maturity Date”).

Conversion

At any time, up to and including the Maturity Date, Pallinghurst will have the right to convert all or a portion of the Bond (subject to minimum tranches of $3,000,000) into such number of common shares equal to the Principal Amount being converted, divided by the conversion price of $0.20 per Common Share (the “Conversion Price”). Pallinghurst will also have the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into common shares at the market price of the common shares (as defined in the TSXV rules determined at the quarter end on which such interest became payable) at the future time of conversion subject to TSXV approval at such time.

The Bond, and the common shares the Bond may be converted into, will be subject to a hold period of four months from the date of issuance of the Bond in accordance with applicable Canadian securities laws.

If Pallinghurst has not exercised its conversion right prior to the Maturity Date, the Principal Amount outstanding, including any accrued and unpaid or uncapitalized interest thereon, shall be due and payable by the Corporation to Pallinghurst.

The Conversion Price and the number of common shares into which the Bond may convert is subject to customary adjustments for stock splits and consolidations, stock dividends, and capital reorganizations.

Repurchase at the Option of the Corporation

The Corporation shall have the right, at any time up to and including the Maturity Date, upon notice of at least fifteen (15) days, to repurchase the Bond for cash by paying to the Holder an amount equal to the sum of (i) the Principal Amount, (ii) any accrued and unpaid interest under the Bond, and (iii) an amount equal to the unaccrued interest payable under the Bond from and after the date of repurchase up to the Maturity Date. The date of the repurchase shall not be less than fifteen (15) nor more than thirty (30) days from the date on which the option to repurchase is exercised by the Corporation.

Upon receipt by Pallinghurst of a notice of repurchase the Bond, Pallinghurst shall have the right to convert the Principal Amount in accordance with the terms of the Bond for a period of fifteen (15) days.

Covenants of the Corporation

The Bond also contains a number of covenants made on the part of the Corporation, including as to performance of the obligations under the Bond; preservation of corporate existence; compliance with applicable laws; provision of financial and other information; maintenance by the Corporation of its properties and customary insurance requirements.

In addition, the Bond will provide that so long as any amount owing under the Bond remains unpaid, the Corporation shall not, except for the sole purpose of granting indemnities in connection with the Corporation’s work on the Matawinie graphite property or with the prior written consent of Pallinghurst:

(A)	other than in the ordinary course of business, sell, assign, transfer or dispose of any of its assets, including but not limited to, any assets and interest in the Property;

(B)	enter into preferred share financing, or any royalty, stream or similar alternative financing;

(C)	incur any additional indebtedness for borrowed money in an aggregate principal amount exceeding $1,000,000; and

(D)	other than with respect to certain permitted liens, create any encumbrance on the Property ranking pari passu, or senior to, the Bond Security (as defined below), or otherwise create, incur, assume or suffer to exist any security interest or lien on any of its assets ranking pari passu, or senior to, the Bond Security.

The Subscription Agreement also includes similar negative covenants which will be binding on the Corporation from the date of its execution until closing of the Bond Transaction.

Bond Security

As security for the obligations under the Bond, the Corporation will grant in favour of Pallinghurst a first ranking priority lien in the form of a hypothec under the laws of the Province of Quebec, subject to certain permitted liens, on all of the Corporation’s movable and immovable assets (the “Bond Security”).

Events of Default

The Bond will include customary events of default, including failure to make payment when due of the Principal Amount outstanding or of any accrued and unpaid or uncapitalized interest thereon; breach of covenants, conditions or obligations of the Bond or the Bond Security; inaccuracy of representations and warranties; the occurrence of a material adverse effect with respect to the Corporation; the occurrence of an insolvency event with respect to the Corporation; any execution, distress or other enforcement process against any material property and assets of the Corporation; the common shares of the Corporation are no longer listed and posted for trading on the TSXV; and the Corporation is no longer a “reporting issuer” under the applicable securities laws.

The Bond provides that, upon the occurrence of an event of default (which has not been cured, to the extent a cure period is applicable to the particular event of default under the Bond), Pallinghurst may declare that all obligations and all monies owed under the Bond shall become due and payable and all of the rights and remedies conferred in respect of the Bond Security shall become enforceable.

Board Recommendation

The disinterested members of the Board believe that the Bond Transaction is in the best interests of the Corporation and, accordingly, unanimously recommend that Disinterested Shareholders vote for the adoption of the resolution, the text of which is set out in Schedule “C” of the Circular, approving the Bond Transaction.

To be effective, the resolution approving the Bond Transaction must be approved by a majority of the votes cast by Disinterested Shareholders present in person or represented by proxy at the Meeting. Accordingly, the disinterested members of the Board are recommending that the Disinterested Shareholders vote FOR the approval such resolutions. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the approval of the Bond Transaction.

The closing of the Bond Transaction is conditional upon the closing of the Royalty Transaction, and the closing of the Royalty Transaction is conditional upon the closing of the Bond Transaction. Therefore, in the event that the Shareholders do not approve each of the creation of a new Control Person, the Bond Transaction and the Royalty Transaction, neither of the Bond Transaction or the Royalty Transaction will proceed. In that event, there is also no assurance that the Corporation would be able to find alternative financing to satisfy its working capital requirements and develop the Matawinie graphite property. In addition, the unsecured debt financing made available by Pallinghurst to the Corporation will mature by December 31, 2020 and there is no guarantee that the Corporation will be able to refinance such debt prior to its maturity on terms acceptable to the Corporation, or at all. Failure to close the Bond Transaction and the Royalty Transaction may therefore have a significant adverse impact on the Corporation and its shareholders.

SUMMARY OF THE ROYALTY TRANSACTION

Royalty Purchase Agreement

The Corporation has also entered into a royalty purchase agreement with Pallinghurst (the “Royalty Purchase Agreement”) pursuant to which the Corporation will sell to Pallinghurst a 3.0% net smelter return royalty (the “Royalty”) on the Property (as defined below) for the estimated aggregate purchase price of approximately $4 million plus accrued interest as further described below.

The Royalty will be governed by a royalty agreement to be entered by the Corporation and Pallinghurst upon closing of the Royalty Transaction (the “Royalty Agreement”).

At the Meeting, Disinterested Shareholders will be asked to consider and if deemed advisable, to adopt an ordinary resolution to authorize the Royalty Transaction.

Set forth below is a summary of certain of the material terms and conditions of the Royalty Purchase Agreement and the Royalty Agreement. This summary is not exhaustive of all of the terms and conditions of the Royalty Transaction. A complete copy of the Royalty Purchase Agreement, together with the form of Royalty Agreement, is available under the Corporation’s profile at www.sedar.com.

Purchase Price

The final purchase price for the Royalty will be established at closing of the Royalty Transaction, and will be equal to the sum of (i) $4 million, plus (ii) an amount equal to all accrued and unpaid interest under a restated promissory note dated June 27, 2019, in the principal amount of $2 million and a promissory note dated March 16, 2020, in the principal amount of $2 million (the “Promissory Notes”).

As further described above under “Background – 2019 Pallinghurst Transaction”, the Promissory Notes were issued by the Corporation to Pallinghurst in exchange for cash infusions by Pallinghurst into the treasury of the Corporation of $2 million in June 2019 and $2 million in March 2020. The purchase price for the Royalty will be satisfied by setting-off all principal and accrued interest amounts owing by the Corporation to Pallinghurst under the Promissory Notes.

The Royalty Purchase Agreement also contains customary representations and warranties made by the Corporation in favour of Pallinghurst.

Closing Conditions

The closing of the Royalty Transaction is subject to closing conditions, including

(A)	the accuracy of the representations and warranties of the Corporation made in the Royalty Purchase Agreement;

(B)	the compliance by the Corporation, in all material respects, with the terms of the Royalty Purchase Agreement;

(C)	the receipt of all necessary regulatory and other approvals, including approval of the TSXV and the approval of the Royalty Transaction by the Disinterested Shareholders of the Corporation;

(D)	the delivery of all closing documents required by the Royalty Purchase Agreement;

(E)	the closing of the Bond Transaction;

(F)	no regulatory action or proceeding shall enjoin, restrict or prohibit the Royalty Transaction.

The TSXV provided its conditional acceptance to the Royalty Transaction on July 15, 2020.

If any of the conditions precedent shall not be complied with, or waived by Pallinghurst, on or before September 15, 2020, then Pallinghurst may rescind and terminate its obligations to purchase the Royalty pursuant to the Royalty Purchase Agreement.

Royalty Agreement

General

Once executed at the closing of the Royalty Transaction, the Royalty Agreement will provide that the Corporation grants to Pallinghurst a 3.0% net smelter royalty on all minerals mined, provided or otherwise recovered from the Property.

The Matawinie property (the “Property”) consist of the mining claims of the Corporation and together with any other mining rights or any other rights that currently or in the future form part of the project located in the Saint- Michel-des-Saints area, approximately 150 kilometers north of Montreal, Québec, including (i) all future contiguous mineral rights thereto, and (ii) with respect to graphite only, all future mineral rights within a 100 kilometers radius of the “Tony Claim Block Centroid” that have the effect of increasing the size of the Property, which the Corporation owns at any time.

Calculation of Net Smelter Returns

The Royalty shall be determined by using the following formula for products of the Property, including, among others, all metals, minerals and products under or upon the surface or subsurface of the Property (the “Products”):

3% x Net Smelter Returns,

where Net Smelter Returns shall mean the payments received by the Corporation for any Products sold by the Corporation from the Property, less applicable deductions for costs for transportation and custom duties of the minerals; charges imposed for smelting, refining and processing the minerals contained in such production and any other expense at the smelter or other point of sale; and federal or provincial production royalties payable, if any.

Further, the Royalty Agreement provides that in the event smelting, refining, or processing of Products are carried out in custom toll facilities owned or controlled by the Corporation, then charges for such smelting, refining or processing shall mean the amount the Corporation would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by the Corporation, but in no event greater than actual costs incurred by the Corporation with respect to such smelting and refining.

Buyback Option

For a period of three years following the granting of the Royalty, the Royalty will be subject to a buyback right in favor of the Corporation pursuant to which the Corporation shall be entitled to buyback a 1% portion of the Royalty such that the Royalty would then become a 2% NSR instead of 3% NSR. The consideration to be paid by the Corporation upon exercise of its buyback right will be equal to approximately $1.3 million, plus accrued interest thereon at a rate of 9.0% per annum from and after the closing of the Royalty Transaction up to the buyback date.

Conversion into Stream Agreement

For a period of three years following the granting of the Royalty, Pallinghurst will have the right to request that the Royalty be converted into a graphite stream agreement or forward purchase contract (or any other agreement with similar economic effects). Upon receipt of notice by the Corporation that Pallinghurst wishes to convert the Royalty, Pallinghurst and the Corporation will negotiate in good faith the terms, conditions and form of agreement pursuant to which the Royalty will be converted into a graphite stream or other forward purchase agreement on terms mutually acceptable to each party, acting reasonably, provided that the Corporation will not be required to complete any conversion of the Royalty if such conversion could have a negative financial impact on the Corporation.

Assignment

Pallinghurst may assign or transfer the Royalty Agreement without the prior written consent of the Corporation upon the delivery of notice of such assignment or transfer.

The Corporation may not sell, assign, transfer, convey, lease, license, charge, pledge, hypothecate, mortgage or otherwise dispose of the Property, or any interest in the Property, and may not assign, transfer or otherwise convey the Royalty Agreement or any interest therein, without in each case complying with certain detailed provisions to ensure that the transferee or other counterparty to such transaction will remain bound by the Royalty Agreement.

Corporation’s Events of Default

The Royalty Agreement includes customary events of default, including the failure of the Corporation to make payment of the Royalty when due; breach of covenants by the Corporation; the occurrence of an insolvency event or certain proceedings under insolvency law with respect to the Corporation; seizure of assets of the Corporation; sale or transfer of the Property by the Corporation without compliance with the terms of the Royalty Agreement relating to assumption of the Royalty by the purchaser; and cross- default to secured indebtedness.

Security

The Corporation agreed that, upon request of Pallinghurst, the Corporation will execute a deed of hypothec on the Property and to be registered against the Property and related mining rights in favour of Pallinghurst to secure Pallinghurst’s rights as a royalty holder in connection with certain specified events of default relating to insolvency or transfer of the Property without compliance with the terms of the Royalty Agreement with respect to assumption of the Royalty by the Purchaser.

Board Recommendation

The disinterested members of the Board believe that the Royalty Transaction is in the best interests of the Corporation and, accordingly, recommend that Disinterested Shareholders vote for the adoption of the resolution, the text of which is set out in Schedule “C” of the Circular, approving the Royalty Transaction.

To be effective, the resolution approving the Royalty Transaction must be approved by a majority of the votes cast by Disinterested Shareholders present in person or represented by proxy at the Meeting. Accordingly, the disinterested members of the Board are unanimously recommending that the Disinterested Shareholders vote FOR the approval such resolutions. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the approval of the Royalty Transaction.

Unless the shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the adoption of the resolutions, the text of which is set out in Schedule “C” of the Circular.

C.	NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

NAMED EXECUTIVE OFFICERS

The members of the Compensation and Human Resources Committee are required to consult with and make recommendations to the Board on the compensation and compensation plan matters of the President and Chief Executive Officer. Members of the Compensation and Human Resources Committee have to analyse, review and recommend to the Board recommendations about the compensation of the Chief Financial Officer and the Chief Operation Officer of the Corporation (collectively with the President and Chief Executive Officer, the “Named Executive Officers”). The Board, on recommendation of the Compensation and Human Resources Committee, analyses, reviews and determines the compensation of the Named Executive Officers.

The Named Executive Officers’ compensation has been established with a view to attracting and retaining executives critical to the Corporation’s short and long-term success and to continuing to provide executives with compensation that is in accordance with existing market standards generally.

Compensation of the Named Executive Officers is comprised of a base compensation, performance bonus, stock options granted under the Corporation’s stock option plan and fringe benefits or any combination of these elements.

Through its compensation practices, the Corporation seeks to provide value to its shareholders through a strong executive leadership. Specifically, the Named Executive Officers’ compensation structure seeks to: (i) attract and retain talented and experienced executives necessary to achieve the Corporation’s strategic objectives; (ii) motivate and reward executives whose knowledge, skills and performance are critical to the Corporation’s success; (iii) align the interests of the Corporation’s executives and shareholders by motivating executives to increase shareholder value, and (iv) provide a competitive compensation structure in which a significant portion of total compensation is determined by corporate and individual results and the creation of shareholder value and foster a shared commitment among executives by coordinating their corporate and individual goals.

Within the context of the overall objectives of the Corporation’s compensation practices, the Corporation determined the specific amounts of compensation to be paid to each Named Executive Officer for the fiscal years ended December 31, 2018 and December 31, 2019 based on a number of factors, including: (i) the Corporation’s understanding of the amount of compensation generally paid by similarly situated businesses to their executives with similar roles and responsibilities; (ii) the Corporation’s executives’ performance during the fiscal year in general and as measured against predetermined corporate and individual performance goals; (iii) the roles and responsibilities of the Corporation’s executives; (iv) the individual experience and skills of, and expected contributions from the Corporation’s executives; (v) the amounts of compensation being paid to the Corporation’s other executives; and (vi) any other contractual commitments that the Corporation has made to its executives regarding compensation.

Base Compensation

The Corporation’s approach is to pay its Named Executive Officers a base compensation that is competitive with those of other executives in similar businesses. The Corporation believes that a competitive base compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Corporation also believes that attractive base compensations can motivate and reward executives for their overall performance. The base compensation of each Named Executive Officer is reviewed annually and may be adjusted in accordance with the terms of such Named Executive Officers’ employment.

The Corporation entered into a written employment agreement with its President and Chief Executive Officer on February 21, 2018 and the Chief Financial Officer on March 30, 2018. The base compensation of such individuals reflects the base compensation that the Corporation negotiated with them. The benchmark used by the Corporation to establish a fair compensation for the Named Executive Officers was composed of compensation surveys of ten Québec-based corporations active in the mining industry. This benchmark is deemed relevant since this method reflects the base compensation awarded to executives in the mining exploration sector who work in the same area as the Corporation. Such base compensation was also based on the experience and skills of, and expected contribution from, each Named Executive Officer, their roles and responsibilities and other factors. The terms and conditions of the employment agreements were presented to the Compensation and Human Resources Committee and approved by the Board. The main terms and conditions of the employment agreements are summarized under the section “Employment Agreements” of the Circular. Evaluations and annual adjustments, if any, to the base compensation of the Named Executive Officers are analyzed within the context of the terms and conditions of such agreements.

Performance Bonus

The Named Executive Officers have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Corporation. Individual target bonuses, which are established by the Compensation and Human Resources Committee, can be up to 50% of the base compensation of the Named Executive Officer. Bonuses granted to Named Executive Officers are recommended by the Compensation and Human Resources Committee to the Board which ultimately approves the award of such bonuses.

Bonuses are primarily based upon performance, as measured against predetermined corporate and individual goals covering business development, and corporate and financial achievements. The objectives are presented to the Compensation and Human Resources Committee, and discussed with each of the Named Executive Officer. The primary objective of the Corporation’s bonus payments is to motivate and reward the Named Executive Officer for meeting the Corporation’s short-term objectives using a performance-based compensation program with objectively determinable goals that are specifically tailored for each of the Named Executive Officer. Bonuses are granted based on the achievement of criteria, which are established annually. Bonuses are established, among others, on the following criteria: financing, human resources, budget and cost control and permitting and development of projects.

For additional information regarding the grant of performance bonuses, please see the table included under the section “Named Executive Officer and Director Compensation, Excluding Compensation Securities” of the Circular.

Stock Options

The Corporation’s grant of stock options to its Named Executive Officers under the Corporation’s Plan is a method of compensation which is used to attract and retain personnel and to provide an incentive to participate in the long- term development of the Corporation and to increase shareholder value. The relative emphasis of stock options for compensating Named Executive Officers will generally vary depending on the number of stock options that are outstanding from time to time. As of the date of the Circular, the Named Executive Officers currently employed by the Corporation were granted a total of 3,775,000 stock options. These stock options have an average exercise price of $0.26. The Corporation generally expects future grants should be based on the following factors: (i) the terms and conditions of the Named Executive Officers’ employment; (ii) the executive’s past performance; (iii) the executive’s anticipated future contribution; (iv) the prior stock options grants to such executive; (v) the percentage of outstanding equity owned by the executive; (vi) the level of vested and unvested stock options and (vii) the market practices and the executive’s responsibilities and performance.

The Corporation has not set specific target levels for the grant of stock options to Named Executive Officers but seeks to be competitive with similar businesses. Additional stock option grants will be recommended by the Compensation and Human Resources Committee to the Board which ultimately has the responsibility to grant stock options. For a summary of the main terms of the Plan, see section entitled “Plan Description” under “Stock Option Plan” of the Circular.

Fringe Benefits

The Named Executive Officers may receive fringe benefits such as mobile phone. These fringe benefits are considered in the competitive analysis of each Named Executive Officer’s base compensation described in the section entitled “Base Compensation” above. These fringe benefits are presented to the Compensation and Human Resources Committee and approved by the Board.

DIRECTORS

The directors (other than the Chairman of the Board) are entitled to receive an annual $5,000 retainer for their services to the Board. The Lead independent director is entitled to receive an annual $24,000 retainer for his services to the Board. The directors are also entitled to receive a $500 fee for each of their attendance at meetings of the Board, the Governance and Sustainable Development Committee, the Compensation and Human Resources Committee and the Audit Committee. All directors are entitled to be reimbursed for reasonable travel expenses incurred with respect to their attendance at meetings of the Board, the Governance and Sustainable Development Committee, the Compensation and Human Resources Committee and the Audit Committee. In addition, each director is eligible to the grant of stock options under the Corporation’s stock option plan. During the fiscal years ended December 31, 2018 and December 31, 2019, a total of 1,400,000 and 1,250,000 stock options were granted to the directors of the Corporation. The Board, on recommendation of the Compensation and Human Resources Committee, determines the compensation of the directors.

The directors have received compensation for their attendance at meetings of the Board of directors or at committees during the fiscal years ended December 31, 2018 and December 31, 2019. See the Table of compensation excluding compensation securities in section “Named Executive Officer and Director Compensation, Excluding Compensation Securities”.

NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION, EXCLUDING COMPENSATION SECURITIES

The following table details all compensation paid to the Named Executive Officers and directors for the fiscal years ended December 31, 2018 and December 31, 2019.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all Other Compensation ($)	Total Compensation ($)
Eric Desaulniers,	2018	$225,000	$101,250	n/a	n/a	n/a	$326,250
President, Chief Executive Officer and Director(1)	2019	$275,000	$0	n/a	n/a	n/a	$275,000
Charles-Olivier Tarte,	2018	$165,000	$61,875	n/a	n/a	n/a	$226,875
Chief Financial Officer	2019	$206,667	$0	n/a	n/a	n/a	$206,667
Karl Trudeau,	2018	$205,000	$50,000	n/a	n/a	n/a	$255,000
Chief Operating Officer(2)	2019	$230,000	$0	n/a	n/a	n/a	$230,000
Yannick Beaulieu,	2018	$5,000	n/a	$5,000	n/a	n/a	$10,000
Director(3)	2019	$5,000	n/a	$5,000	n/a	n/a	$10,000
Daniel Buron,	2018	n/a	n/a	n/a	n/a	n/a	n/a
Director(4)	2019	$1,508	n/a	$1,500	n/a	n/a	$3,008
Arne H. Frandsen,	2018	n/a	n/a	n/a	n/a	n/a	n/a
Director(5)	2019	$2,981	n/a	$500	n/a	n/a	$3,481
Nathalie Jodoin,	2018	$5,000	n/a	$3,000	n/a	n/a	$8,000
Director	2019	$5,000	n/a	$3,500	n/a	n/a	$8,500
Marc Prud’homme,	2018	$5,000	n/a	$3,000	n/a	n/a	$8,000
Director(6)	2019	$5,000	n/a	$4,000	n/a	n/a	n/a
Pierre Renaud,	2018	$16,795	n/a	$3,000	n/a	n/a	$19,745
Director(7)	2019	$24,000	n/a	$3,000	n/a	n/a	$27,000
Christopher Shepherd,	2018	n/a	n/a	n/a	n/a	n/a	n/a
Director(8)	2019	$2,981	n/a	$1,500	n/a	n/a	$4,481
Jean-Philippe Aubé,	2018	$5,000	n/a	$5,000	n/a	n/a	$10,000
Director(9)	2019	$2,376	n/a	$3,000	n/a	n/a	$5,376
Patrice Boulanger,	2018	$3,750	n/a	$2,500	n/a	n/a	$6,250
Director(10)	2019	$3,505	n/a	$3,500	n/a	n/a	$7,005
Guy Bourassa,	2018	$5,000	n/a	$2,500	n/a	n/a	$7,000
Director(11)	2019	$2,376	n/a	$1,000	n/a	n/a	$3,376

Notes:

(1)	Mr. Desaulniers, who is also a director of the Corporation, is not being compensated for the services delivered as such.

(2)	Mr. Trudeau acted as Chief Operation Officer of the Corporation until January 17, 2020.

(3)	Mr. Beaulieu is a director of the Corporation since February 2017.

(4)	Mr. Buron is a director of the Corporation since September 2019.

(5)	Mr. Frandsen is a director of the Corporation since May 2019.

(6)	Mr. Prud’homme is a director of the Corporation since February 2017.

(7)	Mr. Renaud is a director of the Corporation since February 2017. Mr. Renaud acted as Chairman of the Board from May 2018 to September 12, 2019.

(8)	Mr. Shepherd is a director of the Corporation since May 2019.

(9)	Mr. Aubé was a director of the Corporation until June 21, 2019.

(10)	Mr. Boulanger was a director of the Corporation until September 12, 2019. He was also a member of the Audit Committee until September 12, 2019.

(11)	Mr. Bourassa was a director of the Corporation until June 21, 2019.

STOCK OPTIONS AND OTHER COMPENSATION SECURITIES

The following table lays out all compensation securities granted or issued to Named Executive Officers and directors by the Corporation during the fiscal year ended December 31, 2019 for services provided or to be provided, directly or indirectly, to the Corporation.

COMPENSATION SECURITIES
Name and Position(11)	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities(12) and Percentage of Class(13)	Date of Issue or Grant (m/d/y)	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date (m/d/y)
Eric Desaulniers,	Stock options	750,000	5/27/2019	$0.235	$0.235	$0.195	5/27/2024
President, Chief Executive Officer and Director(1)		(0.29%)
Charles-Olivier Tarte,	Stock options	375,000	5/27/2019	$0.235	$0.235	$0.195	5/26/2024
Chief Financial Officer(2)		(0.14%)
Karl Trudeau,	Stock options	250,000	9/12/2019	$0.235	$0.235	$0.195	9/11/2024
Chief Operating Officer(3)		(0.10%)
Yannick Beaulieu,	Stock options	200,000	9/12/2019	$0.235	$0.235	$0.195	9/12/2024
Director(4)		(0.08%)
Daniel Buron,	Stock options	150,000	9/12/2019	$0.235	$0.235	$0.195	9/11/2024
Director(5)		(0.06%)
Arne H. Frandsen,	Stock options	200,000	9/12/2019	$0.235	$0.235	$0.195	9/11/2024
Director(6)		(0.08%)
Nathalie Jodoin,	Stock options	150,000	9/12/2019	$0.235	$0.235	$0.195	9/11/2024
Director(7)		(0.06%)
Marc Prud’homme,	Stock options	150,000	9/12/2019	$0.235	$0.235	$0.195	9/12/2024
Director(8)		(0.06%)
Pierre Renaud,	Stock options	250,000	9/12/2019	$0.235	$0.235	$0.195	9/11/2024
Director(9)		(0.10%)
Christopher Shepherd,	Stock options	150,000	9/12/2019	$0.235	$0.235	$0.195	9/11/2024
Director(10)		(0.06%)

Notes:

(1)	As at December 31, 2019, Mr. Desaulniers held a total of 2,775,000 stock options (2,775,000 vested) entitling him to acquire 2,775,000 common shares of the Corporation.

(2)	As at December 31, 2019, Mr. Tarte held a total of 1,000,000 stock options (1,000,000 vested) entitling him to acquire 1,000,000 common shares of the Corporation.

(3)	Mr. Trudeau ceased to act as Chief Operation Officer of the Corporation on January 17, 2020. As at December 2019, Mr. Trudeau held a total of 1,000,000 stock options (1,000,000 vested) entitling him to acquire 1,000,000 common shares of the Corporation.

(4)	As at December 31, 2019, Mr. Beaulieu held a total of 550,000 stock options (550,000 vested) entitling him to acquire 550,000 common shares of the Corporation.

(5)	As at December 31, 2019, Mr. Buron held a total of 150,000 stock options (150,000 vested) entitling him to acquire 150,000 common shares of the Corporation.

(6)	As at December 31, 2019, Mr. Frandsen held a total of 200,000 stock options (200,000 vested) entitling him to acquire 200,000 common shares of the Corporation.

(7)	As at December 31, 2019, Ms. Jodoin held a total of 550,000 stock options (550,000 vested) entitling him to acquire 550,000 common shares of the Corporation.

(8)	As at December 31, 2019, Mr. Prud’homme held a total of 450,000 stock options (450,000 vested) entitling him to acquire 450,000 common shares of the Corporation.

(9)	As at December 31, 2019, Mr. Renaud held a total of 650,000 stock options (650,000 vested) entitling him to acquire 650,000 common shares of the Corporation.

(10)	As at December 31, 2019, Mr. Shepherd held a total of 150,000 stock options (150,000 vested) entitling him to acquire 150,000 common shares of the Corporation.

(11)	Messrs. Aubé, Boulanger and Bourassa respectively ceased to act as directors of the Corporation on June 21, 2019, September 12, 2019 and June 21, 2019. They did not receive any securities compensation for the fiscal year ended December 31, 2019.

(12)	Each stock option entitles the holder thereof to acquire one common share of the Corporation.

(13)	The calculation of the percentage of class shown in the table is made on an undiluted basis and takes into account the number of issued and outstanding common shares of the Corporation as at the date of the Circular.

The following table lays out all compensation securities exercised by Named Executive Officers and directors during the fiscal year ended December 31, 2019.

EXERCISE OF COMPENSATION SECURITIES BY DIRECTORS AND NEOS
Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price per Security ($)	Date of Exercise( m/d/y)	Closing Price per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Eric Desaulniers, President, Chief Executive Officer and Director	Stock options	100,000	$0.20	4/4/2019	$0.26	$0.06	$20,000

STOCK OPTION PLAN

On May 22, 2019, the Board adopted the Plan, under which the Board may grant stock options to (i) the employees, officers, directors and consultants of the Corporation or any of its subsidiaries, and (ii) a person employed to perform investor relations activities (the “Eligible Participants”). Under the Plan, a maximum of 10% of the issued common shares of the Corporation being outstanding from time to time will be reserved for the grant of stock options. On this basis, the Plan will operate as a “rolling plan”, as defined under the policies of the TSXV, which shall be approved on an annual basis by the shareholders of the Corporation. As at the date of the Circular, a total of 10,293,281 common shares (the “Reserved Shares”) are reserved for issuance under the Plan.

The purpose of the Plan is to provide the Corporation with a share-based mechanism to attract, motivate and retain Eligible Participants whose skills, performance and loyalty to the Corporation or any of its subsidiaries are critical to its success, image and reputation or activities.

The main terms of the Plan are as follows:

(A)	The Board may, in its sole discretion, determine to which Eligible Participants stock options will be granted and the number of common shares reserved for issuance pursuant to the stock options.

(B)	The stock options granted under the current Plan together with all of the Corporation’s other previously established stock option plans or grants, shall not result at any time in a number of common shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding common shares of the Corporation.

(C)	No stock option may be granted to an Eligible Participant if the common shares reserved for issuance with respect to such grant and the stock options already granted exceed in a 12 month period 5% of all the issued and outstanding common shares of the Corporation, calculated on the date of grant of such stock options unless the Corporation has obtained the requisite Disinterested Shareholder approval in accordance with the policies of the TSXV.

(D)	The aggregate number of stock options to be granted to any one consultant in a 12 month period shall not exceed 2% of the issued and outstanding common shares determined at the date of grant.

(E)	The aggregate number of stock options to be granted to all persons performing investor relations activities in a 12 month period shall not exceed 2% of the issued and outstanding common shares determined at the date of grant. Stock options granted to persons performing investor relations activities shall vest in stages over 12 months with no more than ¼ of the stock options vesting in any three month period.

(F)	Subject to provisions of the Plan, the expiry date of a stock option shall be the 10th anniversary of the date of grant unless a shorter period of time is otherwise set by the Board and set forth in the stock option agreement at the time the particular stock option is granted.

(G)	At the time stock options are granted, and subject to the policies of the TSXV, the Board determines, in its sole discretion, the vesting periods of such stock options. No acceleration of vesting provisions on options granted to persons performing investor relations activities is allowed without prior TSXV acceptance.

(H)	Subject to the policies of the TSXV and any limitations imposed by any relevant regulatory authority, the exercise price of a stock option granted under the Plan shall be as determined by the Board when such stock option is granted and shall not be lower than $0.05 per common share. Subject to the policies of the TSXV, the exercise price is established based on the market price of the Shares at the closing of the TSXV on the exchange day immediately preceding the Date of Grant.

(I)	No right or interest of any Eligible Participants in or under the Plan is assignable or transferable, in whole or in part, except by legacy or inheritance. In the event of the death of an Eligible Participant, the stock options previously granted to him shall be exercisable by the legal heirs, or by the legal personal representative thereof, within one year following the date of the death of the Eligible Participant.

(J)	Should a person cease to be an Eligible Participant for death, then the expiry date of its stock option vested at the latest prior to his or her death shall be the earlier of:

i.	the expiry date shown on the relevant stock option notice of grant; or

ii.	one year following the optionholder’s death.

(K)	Should a person employed to perform investor relations activities cease to be an Eligible Participant for any reason other than death (such as by reason of disability, resignation, dismissal or termination of contract), then the expiry date of its stock option vested at the latest on the date such person ceases to be an Eligible Participant (the “Date of Termination of Investor Relations Activities”), shall be the earlier of:

i.	the expiry date shown on the relevant stock option agreement; or

ii.	30 days from the Date of Termination of Investor Relations Activities.

(L)	Should a person cease to be an Eligible Participant for any reason other than death or the termination of investor relations activities (such as by reason of disability, resignation, dismissal or termination of contract), then the expiry date of its stock option vested at the latest on the date such person ceases to be an Eligible Participant (the “Termination Date”), shall be the earlier of:

i.	the expiry date shown on the relevant stock option agreement; or

ii.	90 days from the Termination Date.

(M)	Subject to the discretionary power of the Board, outstanding stock options that are not vested as of the date the Optionholder ceases to be an Eligible Participant for any reason such as disability, resignation, dismissal or termination of contract, shall terminate on such date, cannot be vested and become null, void and of no effect.

(N)	If an Eligible Participant who is an employee or consultant of the Corporation, or any of its subsidiaries, is terminated for cause (serious reason, as referenced in Article 2094 of the Civil Code of Québec), all stock options held by such Eligible Participant shall immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its subsidiaries, gives a notice of termination for cause to such Eligible Participant.

(O)	Pursuant to the policies of the TSXV, the Plan must be approved each year by the Corporation’s shareholders at the annual general meeting of shareholders of the Corporation. In addition, the Plan must be submitted for the TSXV’s review and acceptance each year.

EMPLOYMENT AGREEMENTS

ERIC DESAULNIERS

The Corporation entered into an employment agreement with an indefinite term with Mr. Eric Desaulniers to confirm the terms and conditions of his employment as President and Chief Executive Officer of the Corporation. The terms of the employment agreement provide for Mr. Desaulniers to receive an annual base salary of $275,000. Mr. Desaulniers is also entitled to an annual bonus of up to 25% of his annual base salary, if certain objectives set by the Board are met. At the discretion of the Board, in the event Mr. Desaulniers exceptionally surpasses the objectives set by the Board, Mr. Desaulniers could be awarded an annual bonus of up to 50% of his annual base salary. Mr. Desaulniers is entitled to four weeks of annual vacation. The Corporation may terminate without a serious reason the employment agreement of Mr. Desaulniers by giving him a twelve-month written notice.

In the event the employment agreement of Mr. Desaulniers is terminated following a reverse take-over or that the working conditions are materially modified, Mr. Desaulniers will be entitled to receive a lump sum representing 24 months of his annual base salary and an indemnity corresponding to the vacation accrued.

CHARLES-OLIVIER TARTE

The Corporation entered into an employment agreement with an indefinite term with Mr. Charles-Olivier Tarte to confirm the terms and conditions of his employment as Chief Financial Officer of the Corporation. The terms of the employment agreement provide for Mr. Tarte to receive an annual base salary of $206,067. Mr. Tarte is also entitled to an annual bonus of up to 25% of his annual base salary, if certain objectives set by the Board are met. At the discretion of the Board, in the event Mr. Tarte exceptionally surpasses the objectives set by the Board, Mr. Tarte could be awarded an annual bonus of up to 50% of his annual base salary. Mr. Tarte is entitled to four weeks of annual vacation. The Corporation may terminate without a serious reason the employment agreement of Mr. Tarte by giving him a twelve-month written notice.

In the event the employment agreement of Mr. Tarte is terminated following a reverse take-over or that the working conditions are materially modified, Mr. Tarte will be entitled to receive a lump sum representing 24 months of his annual base salary and an indemnity corresponding to the vacation accrued.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

EQUITY COMPENSATION PLAN INFORMATION
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	15,825,000	$0.28	10,353,281	(2)
Equity Compensation Plans not Approved by Securityholders	n/a	n/a	n/a
Total	15,825,000	$0.28	10,353,281	(2)

Note:

(1)	The only equity compensation plan approved by the securityholders is the Plan.

(2)	Information provided as of December 31, 2019.

INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

As of the date of the Circular, no executive officer, director, proposed nominee for election as a director, and each associate of any such persons, or employee, former or present, of the Corporation was indebted to the Corporation or to another entity where the indebtedness was subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

D.	CORPORATE GOVERNANCE

GENERAL COMMENT

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and Policy 3.1 of the Exchange Corporate Finance Manual set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices given as of the date of the Circular.

THE BOARD

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of 8 directors, 5 of them are independent within the meaning of 58-101. The independent directors of the Corporation are Messrs. Yannick Beaulieu, Marc Prud’homme, Pierre Renaud, Daniel Buron and Ms. Nathalie Jodoin.

Mr. Eric Desaulniers is not considered an independent director, within the meaning of Section 1.4 of Regulation 52-110 respecting Audit Committees (the “Regulation 52-110”), as a result of his position as President and Chief Executive Officer of the Corporation.

Messrs. Arne H. Frandsen and Christopher Shepherd, are not considered independent directors as they are directors and/or officers of Pallinghurst or one of its affiliates, the holder of 52,350,000 common shares representing 19.9% of the common shares of the Corporation.

DIRECTORSHIPS

The following directors are currently directors of other issuers that are also reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction:

NAME OF DIRECTOR	ISSUER
Eric Desaulniers	Société d’exploration minière Vior inc.
Pierre Renaud	Canadian Metals Inc.

ORIENTATION AND CONTINUING EDUCATION

The Board encourages the directors to take relevant training programs offered by different regulatory bodies and gives them the opportunity to expand their knowledge about the nature and operations of the Corporation.

ETHICAL BUSINESS CONDUCT

The Board has adopted a code of conduct to encourage and promote a culture of ethics in the Corporation. The code of conduct may be consulted under the Corporation’s profile on SEDAR at www.sedar.com.

The code of conduct has been provided to all the Corporation’s employees. All the employees of the Corporation have received a presentation on the code, have been advised that the Corporation will penalize any breach thereof, and are invited to voluntarily adhere to the code in writing. The management reports to the Board on breaches of the code of conduct which have been reported to it via the President and Chief Executive Officer. In such cases, the President and Chief Executive Officer informs the Board of such breaches.

The Board granted no exemptions from the code of conduct to any director or executive officer during the last fiscal year. Therefore, no material change report was necessary or filed.

According to the charter of the Board, where a director finds himself in a conflict of interest situation during any discussion at a meeting of the Board or its committee thereof, he must declare his interest and withdraw so that he does not take part in the discussion or decisions that are made, where applicable.

In addition to overseeing compliance with the code of conduct, the Board has adopted various internal policies for encouraging and promoting a culture of commercial ethics. In particular, the Board has approved a policy on the use of privileged information which reminds the directors, officers and employees of the Corporation who have access to confidential information that might affect the price or market value of the securities of the Corporation, or any third party to important negotiations, that trading in the shares of the Corporation or of the other corporations concerned is prohibited until such time as the information has been fully disclosed and a reasonable time has elapsed since the public disclosure thereof. In addition, the directors and officers of the Corporation and all other persons who are insiders of the Corporation may not transact in securities of the Corporation during certain blackout periods provided for in the said policy. The Board also approved an information disclosure policy whose objective is to ensure that communications to the general investing public concerning the Corporation are made on a timely basis, accurately disclose the facts, and are reported in accordance with the applicable legal and regulatory requirements.

NOMINATION OF DIRECTORS

The Board designates new candidates for the position of director.

The Board carefully reviews and assesses the professional skills and abilities, the personality and other qualifications of each candidate, including the time and energy that the candidate is able to devote to this task as well as the contribution that he can make to the Board.

COMPENSATION

The Board, on recommendation of the Compensation and Human Resources Committee, determines the compensation of the Corporation’s directors and officers.

For details regarding the process of determining compensation paid to Named Executive Officers, including the Chief Financial Officer, as well as the directors of the Corporation, see section “Oversight and Description of Named Executive Officer and Director Compensation” of the Circular.

OTHER BOARD COMMITTEES

As of the date of the Circular, besides the Audit Committee, the Governance and Sustainable Development Committee and the Compensation and Human Resources Committee, the Board does not have other standing committees. Please refer to the “Audit Committee” section and “Oversight and Description of Named Executive Officer and Director Compensation” for a description of the duties and responsibilities of the Audit Committee and the Compensation and Human Resources Committee.

The charter of the Governance and Sustainable Development Committee provides that the Committee will propose and review governance policies, code of ethics, sustainable development policies and insure that the Board, the Corporation and its employees act in compliance with them.

ASSESSMENTS

Different methods are used to assess the Board, namely, surveys, interviews, group discussions and other similar methods.

DIVERSITY

In 2019, amendments to the Canada Business Corporations Act were adopted requiring new disclosure of the number of: (i) women; (ii) Aboriginal peoples; (iii) people with disabilities; and (iv) members of visible minorities (collectively, the “Designated Groups”) on the board and in senior management positions with the Corporation.

The Corporation recognizes the benefits of diversity within its Board, at the senior management level and all levels of the organization. Due to its size, industry sector and the number of Board members and management, the Corporation has not adopted a formal written policy on the search for and selection of members of Designated Groups as directors or members of senior management. The Corporation does not believe that a formal policy would enhance the representation of Designated Groups on the board beyond the current recruitment and selection process.

The Corporation evaluates the necessary competencies, skills, experience and other qualifications of each candidate as a whole and considers the representation of Designated Groups as one of many factors in the recruitment and selection of candidates for Board and senior management positions.

The Corporation recognizes the value of individuals with diverse attributes on the Board and in senior management positions. However, the Board has not adopted formal targets regarding members of Designated Groups being represented on the Board or holding senior management positions. The representation of Designated Groups is one of many factors considered in the overall recruitment and selection process in respect of Board and senior management positions at the Corporation. The Board does not believe that formal targets would enhance the representation of Designated Groups on the board or in senior management positions beyond the current recruitment and selection process.

Currently, one of the members of the Board is a woman (12.5%). One member of the senior management team of the Corporation is a member of the Designated Groups (33,3%).

The Board has not adopted a formal policy relating to term limits for directors. The Board strives to be constituted to achieve a balance between experience and the need for renewal and fresh perspective. The Board does not believe such policy is appropriate given the Corporation’s size and stage of development. The Board is of the opinion that term limits may disadvantage the Corporation through the loss of beneficial contributions of its directors.

E.	AUDIT COMMITTEE

THE AUDIT COMMITTEE’S CHARTER

The Audit Committee’s charter describes the duties, responsibilities and skills required from its members as well as the terms of their nomination and dismissal and their relationship with the Board. The charter is attached to the Circular as Schedule “D”.

COMPOSITION OF THE AUDIT COMMITTEE

As of the date of the Circular, the Audit Committee is made up of the following individuals:

NAME	INDEPENDENT	FINANCIALLY LITERATE
Yannick Beaulieu (Chairman)	Yes	Yes
Daniel Buron	Yes	Yes
Christopher Shepherd	No	Yes

RELEVANT EDUCATION AND EXPERIENCE

For the relevant education and experience of the Audit Committee members, see the table included in the section “Election of Directors” of the Management Proxy Circular.

AUDIT COMMITTEE OVERSIGHT

Since the beginning of the Corporation’s fiscal year ended December 31, 2019, there was no recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the Board.

RELIANCE ON CERTAIN EXEMPTIONS

Since the beginning of the Corporation’s fiscal year ended December 31, 2019, the Corporation has not relied on the provisions of sections 2.4, 6.1.1(4), (5) and (6) of Regulation 52-110 or on an exemption granted by the securities authority under Part 8 of this regulation.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has not adopted specific policies or procedures with respect to the awarding of contracts for non-audit services. However, the Audit Committee approves, from time to time, expenses made for non audit- related services contracts.

EXTERNAL AUDITOR SERVICE FEES

The following external auditor service fees were invoiced by PWC for the fiscal years ended December 31, 2018 and December 31, 2019:

	2018	2019
Audit Fees	$66,500	$75,000
Audit-Related Fees	n/a	n/a
Tax Fees	$7,000	$7,500
All Other Fees	n/a	n/a
Total	$73,500	$82,500

EXEMPTION

The Corporation is a “venture issuer” within the meaning of Regulation 52-110 and, as such, benefits from the exemption provided for in section 6.1 of this regulation.

F.	OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, with the exception of what is disclosed herein and in the Corporation’s annual financial statements for the fiscal years ended December 31, 2018, and December 31, 2019, no informed person of the Corporation, no proposed director of the Corporation, and no associate of affiliate of any informed person or proposed director of the Corporation has any direct or indirect interest in any transaction since the commencement of the Corporation’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation.

On March 16, 2020, the Corporation closed a new unsecured financing with Pallinghurst (the “Unsecured Financing”) for an aggregate amount of $2,000,000 upon the same terms as the restated unsecured financing with Pallinghurst closed on June 28, 2019. The Unsecured Financing bears interest at a rate of 9% per year and the repayment of the capital and the accrued interest will be due on December 31, 2020. Messrs. Frandsen and Shepherd had an interest in the Unsecured Financing as they are directors of Pallinghurst, the holder of 52,350,000 common shares representing 19.9% of the issued and outstanding common shares.

Messrs. Frandsen and Shepherd also have an interest in the proposed Financing Transactions as they are directors and/or officers of Pallinghurst or one of its affiliates, as further described elsewhere in this management proxy circular.

OTHER ISSUES TO BE CONSIDERED AT THE MEETING

As of the date of the Circular, the Corporation’s directors have no knowledge of any amendment to the items listed in the Notice nor of any other item that may be brought before the Meeting in due form. Subject to certain conditions listed herein, the enclosed proxy form confers discretionary power to the persons named as proxyholders therein with regard to any amendments to the items listed in the Notice as well as any other item that may be brought in due form before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com.

The financial information concerning the Corporation appears in the Corporation’s comparative annual financial statements and MD&A for the fiscal years ended December 31, 2018 and December 31, 2019. Shareholders requesting a copy of the Corporation’s annual financial statements and MD&A may do so as follows:

By telephone:	514 566-5323

By e-mail:	vfortin@NouveauMonde.ca

By mail:	Nouveau Monde Graphite Inc.
331 Brassard Street
Saint-Michel-des-Saints, Québec J0K 3B0
Attention: Mrs. Virginie Fortin

SHAREHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

A registered holder or Beneficial Owner of common shares that are entitled to be voted at the next annual meeting of shareholders and who wish, subject, among others, to the conditions outlined hereinafter, to submit proposals regarding any matter to be dealt with at such meeting must do so at the latest on April 27, 2021.

To be eligible to submit a proposal for the purposes of such meeting, a person must be, for at least a six-month period immediately before the day on which the shareholder submits the proposal, the registered holder or the Beneficial Owner of at least a number of voting shares

(A)	that is equal to 1% of the total number of the outstanding voting shares of the Corporation, as of the day on which the shareholder submits a proposal; or

(B)	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to the Corporation, is at least $2,000.

APPROVAL OF DIRECTORS

The Board has approved the content and mailing of the Circular.

July 27, 2020

(s) Virginie Fortin
Virginie Fortin
Legal Affairs Director and Corporate Secretary

SCHEDULE A

SHAREHOLDERS’ RESOLUTION CONCERNING THE RENEWAL OF THE STOCK OPTION PLAN OF THE CORPORATION

“BE IT RESOLVED that:

(A)	the stock option plan of the Corporation, the text of which is attached as Schedule “B” of the Management Proxy Circular dated July 27, 2020 for the purposes of the Annual General and Special Meeting of shareholders of the Corporation to be held on August 27, 2020, is renewed.

SCHEDULE B

NOUVEAU MONDE GRAPHITE INC. 2018 STOCK OPTION PLAN

(see attached)

NOUVEAU MONDE GRAPHITE INC. 2018

STOCK OPTION PLAN

(the “Corporation”)

Adopted by the Board of Directors of the Corporation

on April 18, 2018

Approved by the shareholders of the Corporation

on May 18, 2018

Approved by the TSX Venture Exchange

NOUVEAU MONDE GRAPHITE INC. 2018

STOCK OPTION PLAN

The purpose of the Plan, considered as a rolling stock option plan pursuant to the policies of the Exchange, is to provide the Corporation with a share-based mechanism to attract, motivate and retain Eligible Participants whose skills, performance and loyalty to the Corporation or any of its subsidiaries, as the case may be, are necessary to its success, image, reputation or activities.

SECTION 1    DEFINITIONS

For the purposes of the Plan, capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in Schedule A attached hereto.

SECTION 2    SHARES RESERVED FOR ISSUANCE

(1)	A maximum of 10% of the issued Shares in the capital of the Corporation being outstanding from time to time is reserved for the grant of Stock Options pursuant to the Plan.

(2)	Subject to subsections 2(3) and 2(4) hereof, no Stock Option may be granted to an Eligible Participant (and to any companies that are wholly owned by that person) if the Shares reserved for issuance with respect to such grant and the Stock Options already granted exceed in a 12 month period 5% of all the issued and outstanding Shares, calculated at the Date of Grant of such Stock Options unless the Corporation has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange.

(3)	The number of Stock Options to be granted to any Consultant in a 12 month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Options to such Consultant.

(4)	The number of Stock Options to be granted to all persons employed to perform investor relations activities in a 12 month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Options. Stock Options granted to Consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the Stock Options vesting in any three month period.

SECTION 3    GRANT OF STOCK OPTIONS

(1)	The Board of Directors may, in its sole discretion, determine to which Eligible Participants Stock Options will be granted and the number of Shares reserved for issuance pursuant to the Stock Options. The Board of Directors shall grant Stock Options in accordance with such determination. The grant of Stock Options to an Eligible Participant at any time shall not entitle such Eligible Participant to receive subsequent Stock Options.

(2)	The Plan does not provide any guarantee against any loss or with respect to any profit which may result from fluctuations in the price of the Shares.

(3)	Subject to its withholding obligations under the various taxation Laws, the Corporation does not assume responsibility for the income tax or other tax consequences for the Optionholders in connection with the Plan and Optionholders are advised to consult with their own tax advisers with respect to such matters.

(4)	Following the approval by the Board of Directors of the grant of Stock Options to an Eligible Participant, the Secretary of the Corporation, or any other person designated by the Board of Directors, shall forward to the Eligible Participant a Notice of Grant setting out the Date of Grant, the number of Stock Options, the Exercise Price, the Vesting Dates, as the case may be, the Expiry Date and any additional terms of the grant, substantially in the form attached hereto as Schedule B, a copy of the Plan and any other relevant documentation required by law.

(5)	In the event of an inconsistency between the terms of the Plan and the Notice of Grant, the Notice of Grant shall prevail provided that the terms of the Notice of Grant do not conflict with the rules of any Exchange upon which the Shares of the Corporation are listed. In the event of such discrepancy, the approval of the Exchange shall be obtained prior to the implementation of any of the conflicting provisions.

(6)	No Optionholder, nor his legal representatives, nor his legatees will be, or will be deemed to be, a shareholder of the Corporation with respect to the Shares underlying his Stock Options, unless and until certificates for such Shares are issued to him, as the case may be, upon the due exercise of its Stock Options in accordance with the terms of the Plan.

(7)	When the Corporation grants Stock Options to an Employee or a Consultant it must represent that the Optionholder is a bona fide Employee or Consultant, as the case may be.

SECTION 4    TERMS AND CONDITIONS OF STOCK OPTIONS

(1)	Number of Shares – Expiration or Termination of Stock Options

Stock Options shall not be granted under the Plan for a number of Shares in excess of the maximum number of Shares reserved for issuance under the Plan, provided that if any Stock Option expires or terminates without having been exercised in full, the number of Shares reserved for issuance pursuant to Stock Options expired or terminated shall again be available for issuance under the Plan.

(2)	Expiry and Vesting

(a)	Subject to paragraph 4(2)(b) and subsection 4(3) hereof, the Expiry Date of a Stock Option shall be the 10th anniversary of the Date of Grant unless a shorter period of time is otherwise set by the Board of Directors and set forth in the Notice of Grant at the time the particular Stock Option is granted.

(b)	The Expiry Date of any Stock Options that expires during a blackout period or within 10 days following the end of such period, as set forth under the Corporation’s internal policies, as amended from time to time, will be extended for a period of ten Business Days following the end of such blackout period.

(c)	The Vesting Dates of the Stock Options shall correspond to the vesting periods determined by the Board of Directors at the time of grant of such Stock Options, as set out in the Notice of Grant relating thereto, subject to the accelerated vesting provisions set forth in subsection 5(1) hereof as well as the provisions relating to amendments set forth in subsection 8(4) hereof.

(d)	An Optionholder may only exercise its Stock Options that are fully vested.

(3)	Expiry Date

Any Stock Option or part thereof not exercised prior to the Expiry Date shall terminate and become null, void and of no effect. Notwithstanding the foregoing and subsection 4(2) hereof, the Expiry Date of a Stock Option shall be determined as follows:

(a)	Death - The Expiry Date of a Stock Option held by an Optionholder that became vested prior to his or her death shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	one year following the Optionholder’s death.

(b)	Termination of investor relations activities - Should a person employed to perform investor relations activities cease to be an Eligible Participant for any reason other than death (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Date of Termination of Investor Relations Activities”), shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	30 days from the Date of Termination of Investor Relations Activities.

(c)	Termination – Should a person cease to be an Eligible Participant for any reason other than death or the termination of investor relations activities (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Termination Date”), shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	ninety days from the Termination Date.

(d)	Termination Date or Date of Termination of Investor Relation Activities – For the Purpose of the Plan, unless otherwise determined by the Board of Directors, an Eligible Participant’s employment or engagement with the Corporation or a subsidiary thereof shall be considered to have ceased, effective the last day of the Eligible Participant’s actual and active employment or services with the Corporation or subsidiary, whether such day is selected by agreement with the Eligible Participant, unilaterally by the Corporation or subsidiary and whether with or without prior notice to the Eligible Participant. No period of notice nor payment in lieu of such notice that ought to have been given under applicable Laws in respect of termination of employment or other engagement will be considered in determining entitlement under the Plan.

(e)	Discretion of the Board of Directors - Notwithstanding paragraphs 4(3)(a), (b), (c) and (d) above, but subject to subsection 4(2) hereof, and subject to all Laws and to the approval of the Exchange, the Board of Directors may, by notifying an Optionholder or its legal representative, in its sole discretion, extend the Expiry Date of any Stock Options in whole or in part.

(4)	Expiry of Non - Vested Stock Options

Subject to the discretionary power of the Board of Directors, outstanding Stock Options that are not vested as of the date the Optionholder ceases to be an Eligible Person for any reason such as disability, resignation, dismissal or termination of contract, shall terminate on such date, cannot be vested and become null, void and of no effect.

(5)	Extension of Exercise Period

The Expiry Date of any Options that expires during a blackout period will be extended for a period of ten Business Days following the end of such blackout period.

(6)	Termination for Cause

Notwithstanding anything to the contrary in this Section 4, if an Eligible Participant who is an Employee or Consultant of the Corporation, or any of its subsidiaries, is terminated for cause (serious reason, as referenced in Article 2094 of the Civil Code of Québec), all Stock Options held by such Eligible Participant shall immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its subsidiaries, gives a notice of termination for cause to such Eligible Participant.

(7)	Exercise Price

The Board of Directors, in its sole discretion, determines the Exercise Price of the Shares underlying the Stock Options, which Exercise Price shall not be lower than $0.05 per Share in accordance with the policies of the Exchange. Subject to subparagraph 3.6(d) of Policy 4.4 of the Exchange Corporate Finance Manual respecting options granted within 90 days of a distribution by a prospectus, the Exercise Price is established based on the market price of the Shares at the closing of the Exchange on the exchange day immediately preceding the Date of Grant, provided that if the Stock Options were granted to an officer, a Director or a person employed to perform investor relations activities, a news release was issued to fix the price, or if no Shares were negotiated on this day, the arithmetic average of the last bid and ask prices of the Shares on the Exchange (the “Exercise Price”).

(8)	Assignment and Transfer of Stock Options

Stock Options (and any rights thereunder) shall be non-assignable and non-transferable unless by legacy or inheritance. Stock Options may be exercised only by the Optionholder’s legal representative within the first year following the Optionholder’s death.

(9)	Adjustments

If prior to the complete exercise of any Stock Option, a stock dividend is paid on the Shares or if the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for by securities or assets of the Corporation or of any other corporation (collectively, the “Event”), a Stock Option, to the extent that it has not been completely exercised, shall entitle the Optionholder, upon the exercise of the Stock Option in accordance with the terms thereof, to such number and kind of shares or other securities or property to which such Optionholder would have been entitled as a result of the Event had such Optionholder actually exercised the unexercised portion of the Stock Options immediately prior to the occurrence of the Event and the Exercise Price shall be adjusted accordingly as if the originally optioned Shares of the Corporation were being purchased hereunder. No fractional Shares or other security shall be issued upon the exercise of any Stock Option and accordingly, if as a result of the Event, an Optionholder would become entitled to a fractional Share or other security, such Optionholder shall have the right to purchase only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Upon the occurrence of the Event, the maximum number of Shares reserved for issuance under the Plan shall be appropriately adjusted.

SECTION 5    CHANGE OF CONTROL

(1)	Accelerated of Vesting or Expiration – Change of Control

Upon the announcement of any event considered as a Change of Control, the Corporation shall have the discretion, without the need to obtain the consent of the Optionholders, to accelerate the Vesting Dates and/or the Expiry Dates of all outstanding Stock Options. The Corporation may accelerate one or more Optionholder’s Vesting Dates and/or Expiry Dates without accelerating Vesting Date and/or Expiry Dates of all outstanding Stock Options and may accelerate the Vesting Dates and/or Expiry Dates of only a portion of an Optionholder’s Stock Options. The Corporation shall promptly notify each Optionholder of any acceleration of the Vesting Dates and/or Expiry Dates.

(2)	Mergers and Consolidations

In the event the Corporation is a consenting party to a Change of Control, outstanding Stock Options shall be subject to the agreement affecting such Change of Control and Optionholders shall be bound by such agreement. Such agreement, without the Optionholders’ consent, may provide for:

(i)	the continuation of such outstanding Stock Options by the Corporation (if the Corporation is the surviving or acquiring corporation);

(ii)	the assumption of the Plan and such outstanding Stock Options by the surviving or acquiring corporation or its parent; or

(iii)	the substitution or replacement by the acquiring or surviving corporation or its parent of options with substantially the same terms for such outstanding Stock Options.

SECTION 6    EXERCISE OF STOCK OPTIONS

(1)	Exercise of Stock Options

Stock Options may be exercised only by the Optionholder or by his legal representative. Stock Options may be exercised in whole or in part in respect of a whole number of Shares at any time or from time to time prior to the Expiry Date by delivering to the Corporation an Exercise Notice substantially in the form attached hereto as Schedule C and a certified cheque or a bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Stock Options.

(2)	Issue of Shares

As soon as practicable following the receipt of the Exercise Notice, the Corporation shall deliver to the Optionholder a certificate representing the Shares so purchased.

(3)	Conditions on Issue

The issue of Shares by the Corporation pursuant to the exercise of any Stock Option is subject to compliance with all Laws applicable to the issuance, distribution and listing on the Exchange of such Shares. The Optionholder shall: (i) comply with all Laws, (ii) provide the Corporation with any information, report and/or undertaking required to comply with all Laws and (iii) fully co-operate with the Corporation in complying with all Laws.

SECTION 7    ADMINISTRATION

The Plan shall be administered by the Board of Directors. The Board of Directors may at its discretion from time to time make, amend and repeal such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan, and such regulations shall form part of the Plan. The Board of Directors may appoint any committee, Director, officer or Employee of the Corporation as administrator of the Plan and delegate to such person such administrative duties and powers as it may see fit.

Without limiting the foregoing paragraph, the Board of Directors will have the authority to:

(1)	construe and interpret the Plan, and any agreement or document executed pursuant thereto;

(2)	prescribe, amend and rescind rules and regulations relating to the Plan, including determining the forms and agreements used in connection therewith; provided that the Board of Directors may delegate to the President, the Chief Financial Officer or the officer in charge of Human Resources the authority to approve amendments to the forms and agreements used in connection with the Plan that are designed to facilitate the Plan administration, and that are not inconsistent with the Plan or with any resolutions of the Board of Directors relating thereto;

(3)	determine whether Stock Options will be granted singly, in combination, or in tandem with, in replacement of, or as alternatives to, other Stock Options under the Plan or any other incentive or compensation plan of the Corporation or any subsidiary;

(4)	subject to the prior approval of the Exchange, grant waivers of the terms and conditions of the Plan or any Stock Option;

(5)	determine the Stock Option’s Vesting Date(s);

(6)	correct any defect, supply any omission, or reconcile any inconsistency in the Plan or in any Stock Option;

(7)	amend the Plan (subject to all Laws and the prior approval of the Stock Exchange), except for amendments that increase the number of Shares available for issuance under the Plan or change the eligibility criteria for participation in the Plan or that reduce the exercise price when the Optionholder covered by this amendment is an Insider of the Corporation when the amendment is proposed (in the latter case, disinterested shareholder approval of the Corporation is to be obtained); and

(8)	make all other determinations necessary or advisable for the administration of the Plan.

SECTION 8    MISCELLANEOUS

(1)	Notice

(a)	Any notice, request, payment or other communication required or permitted to be given hereunder by the Corporation to an Optionholder shall be in writing and shall be given by personally delivering it or by delivering it by mail to the address of the Optionholder set out in the Notice of Grant or such other address of which the Optionholder has notified the Corporation. The Optionholder shall notify the Corporation in writing of any address change.

(b)	Any notice, request, payment or other communication required or permitted to be given hereunder by an Optionholder to the Corporation shall be in writing and shall be given by personally delivering it or by delivering it by mail to the primary business address of the Corporation or any other address designated by the Corporation.

(c)	The date of delivery of notice, request, payment or any other communication shall be the date of personal delivery or, if delivered by mail, the fifth Business Day after mailing provided that in the event of a postal strike, the date of delivery shall be the date of actual delivery.

(2)	Disinterested Shareholder Approval

In addition to the cases already provided elsewhere in the Plan, the Corporation shall obtain, in accordance with the policies of the Exchange, the disinterested shareholder approval when the Plan, together with all of the Corporation’s previously established and outstanding stock option plans or grants, as the case may be, could permit at any time the grant to Insiders of the Corporation (as a group), within a 12 month period, of an aggregate number of Stock Options exceeding 10% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Option to any Insider.

(3)	Approval of the Plan

Pursuant to the policies of the Exchange, the Plan must be approved each year by the Corporation’s shareholders at the annual general meeting of shareholders of the Corporation.

(4)	Amendments

The Corporation may, subject to all Laws and prior Exchange approval, at its discretion from time to time, amend the Plan and the terms and conditions of any Stock Option to be granted thereunder and, without limiting the generality of the foregoing, may make such amendments for the purpose of complying with any changes in any Laws, or for any other purpose which may be permitted by Law, provided always that, any such amendment shall not alter the terms or conditions of, or impair any right of any Optionholder pursuant to any Stock Option granted prior to such amendment without the consent of the affected Optionholder(s). Any amendment that reduces the Exercise Price requires disinterested shareholder approval of the Corporation if the Optionholder covered by this amendment is an Insider of the Corporation when the amendment is proposed. A copy of any amendment to the Plan shall be sent to each Optionholder as soon as reasonably practicable.

(5)	Termination

The Corporation may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Stock Option or impair any right of any Optionholder pursuant to any Stock Option granted prior to the date of such termination and notwithstanding such termination by the Corporation, such Stock Options and such Optionholders shall continue to be governed by the provisions of the Plan.

(6)	Interpretation

The interpretation by the Board of Directors of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by an Optionholder. No member of the Board or the Committee or any person acting pursuant to authority thereby delegated hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board of Directors and each such person acting on the authority delegated hereunder, shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

(7)	Hold Period

According to the policies of the Exchange, the Stock Options granted to an Insider of the Corporation and the Shares that may be issued upon the exercise thereof will be subject to a four month resale restriction imposed by the Exchange commencing on the date the Stock Options are granted to such Insider.

(8)	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued following the exercise of any Stock Option in accordance with the provisions of the Plan.

(9)	Governing Laws

The Plan will be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

(10)	Compliance with Applicable Law

If any provision of the Plan or any Stock Option conflicts with any Law, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

(11)	Agreement

The Corporation and every Optionholder shall be bound by the terms and conditions of the Plan by the simple delivery thereof to an Optionholder and the signature of the Notice of Grant.

(12)	Transitional

Each Optionholder having received a grant of Stock Options or a right to acquire Stock Options pursuant to a stock option plan prior to the date the Plan is adopted by the Corporation will receive a Notice of Grant setting out the terms of the previous Stock Option commitment. Upon delivery of the Notice of Grant to the Optionholder, any prior documentation relating to the previous Stock Option commitment will be null and void and not binding on the Corporation.

(13)	Name

The Plan shall be called the “Nouveau Monde Graphite Inc. 2018 Stock Option Plan”.

SCHEDULE A

DEFINED TERMS

“Board of Directors” means the Board of Directors of the Corporation.

“Business Day” means any day of the year, other than a Saturday or Sunday or any day recognized by Québec Law as a statutory holiday.

“Change of Control” means:

(a)	a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury); or

(b)	the sale to a person other than an affiliate of the Corporation of all or substantially all of the Corporation’s assets.

“Consultant” means, in relation to the Corporation, an individual (other than an Employee or a Director) or company, that:

(a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an affiliate of the Corporation, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract between the Corporation or the affiliate and the individual or the company, as the case may be;

(c)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliate of the Corporation; and

(d)	has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

“Corporation” means Nouveau Monde Graphite Inc. or any successor thereto.

“Date of Grant” means the date on which a particular Stock Option is granted by the Board of Directors.

“Date of Termination of Investor Relations Activities” means has the meaning ascribed thereto in paragraph 4(3)(b) hereof.

“Director” means a member of the Board of Directors.

“Eligible Participant” means (a) an Employee, officer, Director or Consultant of the Corporation or any subsidiary thereof, and (b) a person employed to perform investor relations activities.

“Employee” means:

(a)	an individual who is considered an employee of the Corporation or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(b)	an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(c)	an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Issuer over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

“Event” has the meaning ascribed thereto in subsection 4(8) hereof.

“Exchange” means the TSX Venture Exchange or such other stock exchange or over-the-counter quotation upon which the Shares are listed.

“Exercise Notice” means the notice respecting the exercise of any Stock Option, substantially in the form attached as Schedule C hereto, duly executed by the Optionholder or his legal representative.

“Exercise Price” has the meaning ascribed thereto in subsection 4(6) hereof.

“Expiry Date” means the date determined in accordance with paragraph 4(2)(a) hereof after which a particular Stock Option can no longer be exercised, subject to extension, acceleration or amendment in accordance with the terms hereof.

“Insider” has the meaning ascribed to such term under policy 1.1 of the Corporate Finance Manual of the Exchange.

“Laws” means the laws, rules and regulations of any government, public agency or authority, regulatory body, stock exchange or other organization that has jurisdiction over the Shares, the Corporation, any Optionholder or any of the Corporation shareholders.

“Notice of Grant” means the notice respecting the grant of Stock Options, substantially in the form attached as Schedule B hereto, duly executed by the Secretary of the Corporation or any other person designated by the Board of Directors.

“Optionholder” means an Eligible Participant or former Eligible Participant who holds Stock Options which have not been fully exercised and have not expired or, where applicable, the legal representative of such Eligible Participant.

“Plan” means this stock option plan named “Nouveau Monde Graphite Inc. 2018 Stock Option Plan” adopted by the Board of Directors on *, as amended from time to time.

“Shares” means the common shares in the capital of the Corporation or such other securities specified in subsection 4(8) hereof in the case of the occurrence of an Event.

“Stock Option” means an option to purchase Shares granted to an Eligible Participant under this Plan.

“Termination Date” has the meaning ascribed thereto in paragraph 4(3)(c) hereof.

“Vesting Date” means the date determined in accordance with paragraph 4(2)(c) hereof starting on which the Stock Options may be exercised in whole or in part.

SCHEDULE B

NOTICE OF GRANT

BETWEEN:	NOUVEAU MONDE GRAPHITE INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 331 Brassard, Saint-Michel-des-Saintes, Québec J0K 3B0;

(hereinafter referred to as « Nouveau Monde »)

AND:	an individual residing and
domiciled at ;

(hereinafter referred to as the “Optionholder”)

WHEREAS the Optionholder is                                                                                                of Nouveau Monde;

WHEREAS the Board of Directors of Nouveau Monde has adopted a stock option plan named “Nouveau Monde Graphite Inc. 2018 Stock Option Plan”, for the purpose of providing its employees, officers, directors, consultants and persons employed to perform investor relations activities with an incentive to promote its interests (hereinafter referred to as the “Plan”);

WHEREAS the stock options granted after the adoption of said Plan will be governed by the Plan;

WHEREAS Nouveau Monde wishes to grant to the Optionholder stock options to subscribe common shares (hereinafter referred to as the “Shares”) in the capital of Nouveau Monde pursuant to the terms of the Plan;

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

STOCK OPTIONS GRANTED

Nouveau Monde hereby grants to the Optionholder the right to subscribe to                            Shares at a price of $                               per Share, upon the terms and conditions herein contained (hereinafter referred to as the “Stock Options”).

TERMS OF THE STOCK OPTIONS

After the ___ anniversary of the grant of the Stock Options, being _________, (referred to as the “Expiry Date”), any unexercised Stock Options shall become null and void.

[Paragraph and table below to be included if the Board of Directors has set vesting periods at the time of the grant of stock options.]

The Stock Options hereby granted to the Optionholder shall vest in * tranches of * Shares, only at the vesting dates and exercise prices set forth below:

Number of Shares	Vesting Dates	Exercise Price	Expiry Dates
*	starting *	$*	*
*	starting *	$*	*
*	starting *	$*	*
*	starting *	$*	*

All the terms and conditions set forth in the Plan are hereby incorporated by reference and are included herein as if fully recited. It is acknowledged that Plan contains terms and conditions that may change the Expiry Date.

EXERCISE OF STOCK OPTIONS

The Optionholder may exercise the Stock Options, in full or in part, at any time before the Expiry Date by sending to the head office of Nouveau Monde, an exercise notice (hereinafter referred to as the “Exercise Notice”), accompanied by a certified cheque or bank draft made payable to Nouveau Monde in the amount of the full price of the Shares subscribed for upon the terms of the Stock Options.

Nouveau Monde shall cause a certificate representing the number of Shares specified in the Exercise Notice to be issued and registered in the name of the Optionholder and delivered to him within reasonable time following receipt of such notice.

GOVERNING LAW

This Notice of Grant and the Stock Options shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

ACKNOWLEDGEMENT OF TERMS

The undersigned Optionholder, does accept the grant of the stock options upon the terms and conditions that are set out in this Notice of Grant and the Plan.

The Optionholder acknowledges that he has received and reviewed a copy of the Plan and that he is familiar with the terms and conditions of the Stock Options.

He acknowledges that the Stock Options and any Shares he receives upon exercise thereof will be governed by the Securities Act (Québec) and possibly the securities laws of other jurisdictions and the rules of the TSX Venture Exchange. Such laws and rules may limit the Optionholder’s ability to sell any Shares he receives on exercise of his Stock Options. Certain Optionholders might also be subject to trading restrictions stated in Nouveau Monde internal company policies.

He acknowledges that the Plan entitles him to written notice of certain events and that he must advise Nouveau Monde of any address changes in order to protect his rights.

He agrees that this Notice of Grant is comprehensive and contains a complete listing of all of his rights to acquire Shares of Nouveau Monde. Any rights that he may have to acquire Shares of Nouveau Monde, that are not set out herein are hereby cancelled.

DATED and signed at                                           on                                                    .

NOUVEAU MONDE GRAPHITE INC.	COMPANY NAME

Per:

Witness Signature	Signature of Optionholder

Print Witness’s Name	Print Optionholder’s Name

SCHEDULE C

EXERCISE NOTICE

NOUVEAU MONDE GRAPHITE INC. 2018 STOCK OPTION PLAN

NOUVEAU MONDE GRAPHITE INC.

331 Brassard

Saint-Michel-des-Saints, Québec J0K 3B0

Dear Sirs / Mesdames:

Please be advised that in connection with stock options to purchase common shares of NOUVEAU MONDE GRAPHITE INC. (“Nouveau Monde”) granted to me pursuant to that certain notice of grant dated                                    , the undersigned hereby wishes to exercise his or her option to purchase                                  common shares of Nouveau Monde.

Please find enclosed cash, a certified cheque or a bank draft in the amount of $                          payable to Nouveau Monde in full payment for the common shares to be purchased hereby. I hereby agree to assist Nouveau Monde in the filing of, and will timely file, all reports that I may be required to file under the applicable securities laws or listing exchange.

The common shares issued on the exercise of the stock options specified above are to be issued in the following registration as fully paid and non-assessable common shares of Nouveau Monde:

Dated at                             , this              day of                                                        .

(Print Optionee’s or Nominee’s Name)	(Optionee’s or Nominee’s Signature)

(Address of Optionnee or Nominee)	(Telephone Number)

(Facsimile Number)

(E-Mail Address)

C-1

SCHEDULE C

SHAREHOLDERS’ RESOLUTIONS CONCERNING THE FINANCING TRANSACTIONS

NEW CONTROL PERSON RESOLUTION

“BE IT RESOLVED that:

(A)	the creation of a new control person of the Corporation, being Pallinghurst Graphite Limited (“Pallinghurst”) be authorized; and

(B)	any director or officer of the Corporation (other than directors who have declared an interest through their relationship with Pallinghurst) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

BOND TRANSACTION RESOLUTION

“BE IT RESOLVED that:

(A)	the Corporation be authorized to issue to Pallinghurst a secured convertible bond in the principal amount of $15.0 million pursuant to the bond subscription agreement dated July 14, 2020 between the Corporation and Pallinghurst, substantially upon the terms summarized in the Management Proxy Circular dated July 27, 2020 for the purposes of the Annual General and Special Meeting of shareholders of the Corporation to be held on August 27, 2020 (the “Circular”);

(B)	any director or officer of the Corporation (other than directors who have declared an interest through their relationship with Pallinghurst) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

ROYALTY TRANSACTION RESOLUTION

“BE IT RESOLVED that:

(A)	the Corporation be authorized to sell to Pallinghurst a 3.0% net smelter return royalty on the Matawinie graphite mining project pursuant to the royalty purchase agreement dated July 14, 2020 between the Corporation and Pallinghurst, substantially upon the terms summarized in the Circular;

(B)	any director or officer of the Corporation (other than directors who have declared an interest through their relationship with Pallinghurst) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

SCHEDULE D

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD

(see attached)

Nouveau Monde Graphite Inc.

RÈGLEMENT SUR LES DEVOIRS, OBLIGATIONS ET RESPONSABILITÉS

DU COMITÉ D’AUDIT

ADOPTÉ par le Conseil d’administration le 27 novembre 2017

ADOPTÉ par le Comité d’audit le 23 novembre 2017

TABLE DES MATIÈRES

ARTICLE 1 – INTERPRÉTATION	3
1.1 Dans le présent texte, à moins que le contexte n’indique un sens différent :	3
ARTICLE 2 – PRÉAMBULE	3
ARTICLE 3 – COMPOSITION	4
3.1 Structure	4
3.2 Indépendance	4
3.3 Déontologie	4
3.4 Invités	4
3.5 Nomination des membres du Comité	4
3.6 Poste vacant	4
3.7 Nomination du président du Comité, qualifications requises et responsabilités	5
ARTICLE 4 – FONCTIONNEMENT	5
4.1 Réunions	5
4.2 Mode de réunion	5
4.3 Quorum	5
4.4 Secrétariat	5
4.5 Compte rendu	6
4.6 Conflit d’intérêts	6
4.7 Ressources	6
4.8 Orientation et formation continue	6
ARTICLE 5 – RESPONSABILITÉS DU COMITÉ D’AUDIT	6
5.1 Surveillance et exigences de divulgation de l’information financière	6
5.2 Surveillance des activités de contrôle interne	7
5.3 Surveillance des activités d’audit externe	7
5.4 Surveillance du respect des lois et règlements applicables aux activités de NMG	8
5.5 Autres responsabilités	8

1.	INTERPRÉTATION

1.1	Dans le présent texte, à moins que le contexte n’indique un sens différent :

(a)	« Administrateur » désigne un membre du Conseil d’administration de Nouveau Monde Graphite (NMG);

(b)	« Code de déontologie des administrateurs » désigne le Code de déontologie des administrateurs mise en place dans sa forme actuelle par la résolution du Conseil d’administration du 24 août 2017 (Procès-verbal du Conseil d’administration / 10.a);

(c)	« Comité d’audit » ou « comité » désigne le Comité d’audit mis en place dans sa forme actuelle par la résolution du Conseil d’administration du 13 avril 2017 (Procès-verbal du Conseil d’administration / 6.a);

(d)	« Comité de gouvernance et de développement durable » désigne le Comité de gouvernance et de développement durable mis en place dans sa forme actuelle par la résolution du Conseil d’administration du 13 avril 2017 (Procès- verbal du Conseil d’administration / 6.a);

(e)	« Conseil » désigne le Conseil d’administration de NMG;

(f)	« Déclaration de valeurs éthiques » désigne la Déclaration de valeurs éthiques mise en place dans sa forme actuelle par la résolution du Conseil d’administration du 13 avril 2017 (Procès-verbal du Conseil d’administration / 6.a);

(g)	« Dirigeant » et/ou « direction » désigne tout cadre dont les conditions d’emploi sont soumises à l’approbation du Conseil de NMG;

(h)	« Entreprise » désigne toute forme que peut prendre l’organisation de la production de biens ou de toute autre affaire à caractère commercial, industriel ou financier et tout regroupement visant à promouvoir certaines valeurs, intérêts ou opinions; toutefois cela ne comprend pas une association ou un regroupement sans but lucratif qui ne présente aucun lien financier avec NMG ni d’incompatibilité avec les objets de NMG;

(i)	« Indépendance » tout administrateur est considéré comme indépendant s’il remplit les conditions de l’article 1.4 du Règlement 52-110 sur le comité d’audit (chapitre V-1.1, r. 28) reproduit à l’annexe A du code de déontologie de NMG.

ARTICLE 2 – PRÉAMBULE

Le comité d’audit relève du Conseil de NMG. Il a comme fonction principale d’aider le Conseil d’administration à s’acquitter de ses responsabilités de surveillance en ce qui a trait à la surveillance et aux exigences de divulgation d’information financière, à l’efficacité et au maintien des processus de contrôle interne mis en place par la direction, à sa responsabilité globale face aux processus d’audits externe et interne ainsi qu’à sa responsabilité de surveillance du respect des lois et règlements applicables aux activités de NMG.

ARTICLE 3 – COMPOSITION

3.1	Structure

Le Comité doit être composé d’au moins trois administrateurs et chacun des membres doit posséder de bonnes connaissances en finance ou être en mesure de les acquérir dans un délai raisonnable suivant sa nomination. Au moins un des membres doit être un expert du domaine de la finance, de la comptabilité ou de l’audit. Un des membres du Comité agit à titre de président du Comité.

Le président du Conseil d’administration de NMG est considéré comme étant membre d’office du Comité d’audit.

3.2	Indépendance

Puisque NMG est actuellement considérée comme un émetteur émergeant, la majorité des membres du Comité doit être indépendant et le président du Comité à l’obligation d’être indépendant. À partir du moment où NMG ne sera plus considéré comme étant un émetteur émergeant, les membres du Comité d’audit devront tous, sans exception, être indépendants tel que prévu au code de déontologie de NMG.

3.3	Déontologie

Tous les membres du Comité doivent adhérer et respecter le Code de déontologie des administrateurs et respecter la Déclaration de valeurs éthiques de NMG.

3.4	Invités

Les autres membres du Conseil peuvent être invités à participer aux réunions du Comité sur une base régulière ou occasionnelle mais ne peuvent pas avoir un droit de vote.

Sur invitation du Comité, toute autre personne peut assister, en tout ou en partie, à une réunion, lorsque le Comité le juge nécessaire ou souhaitable mais ne peut pas avoir un droit de vote.

3.5	Nomination des membres du Comité

Les membres sont nommés ou reconduits dans leurs fonctions chaque année par le Conseil d’administration, sur recommandation du Comité de gouvernance et de développement durable de NMG. Les nominations prennent effet immédiatement après l’assemblée annuelle des actionnaires de NMG. Les membres doivent rester en poste jusqu’à ce qu’un successeur soit nommé ou jusqu’à ce qu’ils quittent leur poste d’administrateur.

3.6	Poste vacant

Tout poste vacant peut être comblé par un autre membre du Conseil d’administration de NMG sous réserve du respect des conditions énoncées aux sections « structure », « indépendance » et « déontologie » ci-dessus.

3.7	Nomination du président du Comité, qualifications requises et responsabilités

Le Conseil désigne, parmi les membres du Comité, un président qui dirigera les réunions du Comité. En l’absence du président, un autre membre du Comité sera désigné par le Comité pour diriger la réunion.

Le président du Comité doit posséder toutes les qualifications requises pour siéger au Comité. Il doit en outre posséder une expertise en comptabilité, audit ou encore en gestion financière.

Les responsabilités du président du Comité d’audit sont les suivantes :

(a)	établir l’ordre du jour des réunions du Comité qui sera transmis aux autres membres;

(b)	établir à l’avance, en collaboration avec le chef de la direction financière de la Société, le calendrier annuel des réunions du Comité;

(c)	veiller à ce que la procédure des réunions du Comité prévoit suffisamment de temps pour permettre une discussion sérieuse et approfondie des questions exposées;

(d)	adopter toute procédure permettant au Comité de faire son travail d’une façon efficace;

(e)	assurer la liaison entre le président du Conseil, le président-directeur général, le chef de la direction financière et le Comité d’audit sur des questions de divulgation d’information financière, de contrôle interne ou encore d’audit externe et interne.

ARTICLE 4 – FONCTIONNEMENT

4.1	Réunions

Le Comité se réunit au moins quatre fois l’an et au besoin. Les réunions sont convoquées au moyen d’un avis transmis aux membres par le président du Comité ou toute autre personne désignée par ce dernier. Les réunions du Comité peuvent être tenues sans avis pourvu que les membres y consentent. La présence d’un membre à une réunion équivaut à son consentement.

4.2	Mode de réunion

Les réunions se font généralement en personne. Les réunions peuvent être organisées de façon à permettre aux membres de suivre les discussions et d’y participer en temps réel (conférence téléphonique, vidéoconférence, etc.). Le président du Comité décide de la forme de chaque réunion.

4.3	Quorum

Le quorum aux réunions est constitué de la majorité des membres.

4.4	Secrétariat

L’adjointe exécutive de NMG (ou toute autre personne désignée) agit comme secrétaire.

4.5	Compte rendu

Le Comité fait un compte rendu au Conseil des résultats de ses travaux après chacune de ses réunions. Ce compte rendu contient notamment les recommandations qu’il juge appropriées.

Le président du Comité soumet le projet de compte rendu à l’approbation des membres du Comité avant de le transmettre au Conseil. Un délai minimum de trois jours est accordé aux membres du Comité pour donner leur approbation ou non.

4.6	Conflit d’intérêts

Dans le cas d’un dossier dans lequel un de ses membres se retrouve en situation de conflit d’intérêts, le Comité se réunit en l’absence dudit membre et toute documentation associée audit dossier ne peut être partagée avec le membre. Le Comité pourra, par la suite, rencontrer le membre afin d’obtenir plus d’information. Il ne pourra remettre ou mentionner aucune documentation associée audit dossier. Cet article s’applique également à un dirigeant.

4.7	Ressources

Le président du Conseil s’assure que le Comité d’audit dispose, en vue de l’accomplissement de ses fonctions, des ressources humaines, matérielles et financières adéquates, notamment en ce qui concerne le recours à des ressources et/ou experts internes ou externes.

4.8	Orientation et formation continue

Les membres du Comité d’audit doivent se garder à jour au niveau des compétences et connaissances pour bien réaliser le travail à effectuer de façon efficace (voir section « Responsabilités du Comité »). Pour ce faire, les membres du Comité ont la responsabilité de trouver des lectures portant sur les comités d’audit et au besoin, participer à des séances de formation sur le sujet.

ARTICLE 5 – RESPONSABILITÉS DU COMITÉ D’AUDIT

Le Comité doit travailler en étroite collaboration avec les dirigeants et les employés de NMG, ses auditeurs et/ou ses autres conseillers compétents et doit aussi disposer de l’accès à l’information que le Comité juge nécessaire ou utile pour s’acquitter des tâches et responsabilités qui lui ont été attribuées par le Conseil d’administration, dans les domaines suivants :

5.1	Surveillance et exigences de divulgation de l’information financière

(a)	Réviser et recommander au Conseil les orientations budgétaires et le budget annuel.

(b)	Réviser et assurer le suivi budgétaire de façon trimestrielle.

(c)	Examiner la situation financière de NMG de façon trimestrielle.

(d)	S’assurer de la qualité et de l’intégrité des états financiers annuels et trimestriels et de leurs conformités aux normes comptables canadiennes.

(e)	Examiner avec la direction et les auditeurs externes la pertinence et le degré de prudence des conventions comptables, des estimations clés et des jugements posés par la direction.

(f)	Recommander au Conseil l’approbation des états financiers non audités trimestriels et du rapport de gestion.

(g)	Recommander au Conseil l’approbation des états financiers annuels audités et du rapport de gestion.

5.2	Surveillance des activités de contrôle interne

(a)	Veiller à ce que la direction implante des contrôles efficaces et efficients afin de s’assurer de l’intégrité de l’information financière.

(b)	Superviser l’établissement, par la direction, d’un système adéquat de contrôles et de procédures internes et vérifier l’efficacité de ces contrôles et procédures internes.

(c)	Veiller à ce que la direction soit intègre et respecte le code de déontologie de la Société en ce qui a trait à la qualité, à l’intégrité et aux obligations de divulgation de l’information financière.

(d)	Suggérer à la direction d’implanter de nouveaux contrôles au besoin.

(e)	Établir des politiques et procédures pour encadrer le déroulement des opérations de NMG.

(f)	Veiller à ce que la direction s’acquitte de ses tâches quant à la gestion des risques stratégiques et opérationnels de NMG.

5.3	Surveillance des activités d’audit externe

(a)	Discuter avec les auditeurs externes afin de revoir le plan d’audit annuel ainsi que les résultats de l’audit, et s’assurer qu’aucune restriction ou limite ne leur a été indûment imposée.

(b)	Informer les auditeurs externes des intérêts et préoccupations du conseil à l’égard de l’audit annuel des états financiers de NMG.

(c)	S’assurer de l’indépendance des auditeurs externes.

(d)	Approuver les honoraires pour les services d’audit et autres services connexes.

(e)	Obtenir et analyser en temps opportun les principales conclusions ou recommandations des auditeurs.

(f)	Passer en revue le rapport des auditeurs externes.

(g)	Évaluer annuellement le rendement des auditeurs externes, en incluant la direction dans ce processus d’évaluation.

(h)	Recommander au conseil le choix de l’auditeur externe.

(i)	Régler les désaccords entre la direction et les auditeurs externes concernant la présentation de l’information financière.

5.4	Surveillance du respect des lois et règlements applicables aux activités de NMG

(a)	Surveiller le processus mis en place par la direction pour assurer la conformité aux lois et règlements qui la concernent et en évaluer l’efficacité.

(b)	Obtenir de la direction des comptes rendus concernant les questions de conformité.

(c)	Veiller à ce que la direction s’acquitte de ses responsabilités quant au respect des lois et règlements applicables aux activités de NMG.

(d)	Obtenir, de la direction, une confirmation annuelle que la direction s’est acquittée de ses tâches quant au respect des lois et règlements applicables aux activités de NMG.

(e)	S’assurer que toutes les questions de conformité à la règlementation qui pourraient avoir une incidence matérielle sur les états financiers ont été prises en compte dans l’élaboration de ceux-ci.

5.5	Autres responsabilités

(a)	Réviser et approuver les réclamations de dépenses des membres de la direction.

(b)	Veiller, de pair avec le comité de gouvernance et de développement durable, au respect de la déclaration de valeurs éthiques de NMG et au respect du Code de déontologie des administrateurs.

ARTICLE 6 – MISE À JOUR

Le règlement est révisé au besoin, ou au minimum, tous les cinq ans.

ARTICLE 7 – ENTRÉE EN VIGUEUR

Le règlement entre en vigueur dès son adoption par le Conseil.